                                             As Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 033-57339


PROSPECTUS SUPPLEMENT

(To prospectus dated February 10, 2003)

(WYETH LOGO)

$300,000,000 4.125% NOTES DUE 2008


ISSUE PRICE: 99.989%



Interest payable March 1 and September 1



$1,500,000,000 5.250% NOTES DUE 2013


ISSUE PRICE: 99.460%



Interest payable March 15 and September 15



The 2008 notes will mature on March 1, 2008 and the 2013 notes will mature on March 15, 2013. Interest on the notes will accrue from February 14, 2003, and the first interest payment date will be September 1, 2003 for the 2008 notes and September 15, 2003 for the 2013 notes. The interest rate on each series of notes will be subject to adjustment if the rating assigned to the notes is downgraded (as provided in this prospectus supplement). The notes are our unsecured obligations and rank equally with our other unsecured indebtedness.


We may redeem the notes in whole or in part at any time at the relevant "make-whole" price described in this prospectus supplement.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

INVESTING IN THE NOTES INVOLVES RISKS. SEE "CAUTIONARY STATEMENTS REGARDING SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


----------------------------------------------------------------------------------------------------------------
                                                                 PRICE TO      UNDERWRITING    PROCEEDS TO US,
                                                                PUBLIC(1)       DISCOUNTS     BEFORE EXPENSES(1)
----------------------------------------------------------------------------------------------------------------
Per 2008 Note                                                 99.989%          0.600%         99.389%
----------------------------------------------------------------------------------------------------------------
Total                                                         $299,967,000     $1,800,000     $298,167,000
----------------------------------------------------------------------------------------------------------------
Per 2013 Note                                                 99.460%          0.650%         98.810%
----------------------------------------------------------------------------------------------------------------
Total                                                         $1,491,900,000   $9,750,000     $1,482,150,000
----------------------------------------------------------------------------------------------------------------



(1) Plus interest, if any, from February 14, 2003 to the date of delivery.



We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company and its participants on or about February 14, 2003.


                               Joint Bookrunners
JPMORGAN                                                    SALOMON SMITH BARNEY

                                  Co-Managers


COMMERZBANK SECURITIES


                                 SCOTIA CAPITAL


                                                         UBS WARBURG


February 11, 2003

                               TABLE OF CONTENTS

                                        PAGE
PROSPECTUS SUPPLEMENT
About Wyeth..........................    S-1
Recent Developments..................    S-2
Use of Proceeds......................    S-6
Capitalization.......................    S-6
Cautionary Statements Regarding Safe
  Harbor Provisions of The Private
  Securities Litigation Reform Act of
  1995...............................    S-7
Selected Financial Data..............   S-10
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations......................   S-12
Description of the Notes.............   S-36
Underwriting.........................   S-42

                                        PAGE
PROSPECTUS
Where You Can Find More Information
  About Us...........................      2
About Wyeth..........................      4
Ratios of Earnings to Fixed
  Charges............................      5
Use of Proceeds......................      5
Description of Debt Securities.......      6
Plan of Distribution.................     14
Legal Matters........................     15
Experts..............................     15

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference into this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference into this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into this prospectus supplement will apply and will supersede that information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both the prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If any person provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to "we," "our" and "us" in this prospectus supplement and the accompanying prospectus, we mean Wyeth, including, unless the context otherwise requires, its subsidiaries. When we refer to "you" or "yours," we mean the holders of the notes offered hereby.

                                  ABOUT WYETH

We are one of the world's largest research-based pharmaceutical and health care products companies. In March 2002, we changed our name to Wyeth after being known for 76 years as American Home Products Corporation.

We are a leader in the discovery, development, manufacturing and marketing of prescription drugs and over-the-counter medications. We are also a global leader in vaccines, biotechnology and animal health care.

We specialize in therapy areas of critical need, including women's health, cardiovascular diseases, gastrointestinal diseases, infectious diseases, transplantation and immunology, hemophilia, oncology, vaccines and neuroscience. Our research and development utilizes three discovery platforms: small molecules, vaccines and recombinant proteins.

Our pharmaceuticals segment manufactures, distributes, and sells branded human ethical pharmaceuticals, biologicals, vaccines, nutritionals and animal biologicals and pharmaceuticals. These products are promoted and sold worldwide primarily to wholesalers, pharmacies, hospitals, physicians, retailers, veterinarians and other human and health care institutions. Some of these sales are made to large buying groups representing certain of these customers. Principal product categories for human use and their respective key products are: neuroscience therapies, including the Effexor family; vaccines, including Prevnar and Meningitec; musculoskeletal therapies, including Enbrel (co-marketed in North America with Amgen Inc. and marketed exclusively by Wyeth in international markets) and Synvisc; gastroenterology drugs, including Protonix (U.S. market only) and Zoton (international markets only); women's health care products, including Premarin, Prempro, Premphase, Alesse, Lo/Ovral (marketed as Min-Ovral internationally) and Triphasil (marketed as Trinordiol internationally); biopharmaceuticals, including ReFacto (recombinant factor
VIII) and BeneFIX (recombinant factor IX); cardiovascular products, principally Altace (co-marketed with King Pharmaceuticals, Inc.); anti-infectives, including Zosyn (marketed as Tazocin internationally) and Minocin; nutritionals, including S26 and 2nd Age Promil (international markets only); oncology, including Mylotarg; and transplantation, principally Rapamune. Principal animal health product categories include vaccines, pharmaceuticals and endectocides.

Our consumer health care segment manufactures, distributes and sells over-the-counter health care products. Principal consumer health care product categories and their respective products are analgesics including Advil; cough/cold/allergy remedies including Robitussin and Dimetapp; nutritional supplements including Centrum, Caltrate and Solgar products; and Chap Stick lipbalm, Preparation H hemorrhoidal, and asthma relief items.

We are incorporated in the State of Delaware, and the address of our principal offices is Five Giralda Farms, Madison, New Jersey 07940. Our telephone number is 973-660-5000. You may visit us at our web site located at www.wyeth.com. The information contained in our web site has not been, and shall not be deemed to be, incorporated by reference into this prospectus supplement.

                              RECENT DEVELOPMENTS

2002 FOURTH QUARTER AND FULL YEAR RESULTS

On January 28, 2003, we reported net revenue and earnings results for the 2002 fourth quarter and full year. Our worldwide net revenue increased 4% for both the 2002 fourth quarter and full year. Excluding the impact of foreign exchange, our worldwide net revenue increased 3% for the 2002 fourth quarter. Foreign exchange did not impact 2002 full year growth.

2002 FOURTH QUARTER RESULTS

Our net income for the 2002 fourth quarter increased to $1,574.0 million compared with $822.7 million for the same period in the prior year. Diluted earnings per share was $1.18 compared with $0.62 for the same period in the prior year. Excluding after-tax goodwill amortization of $38.7 million ($0.03 per share-diluted) from the 2001 fourth quarter results, as well as the 2002 fourth quarter unusual items discussed below, both net income and diluted earnings per share were flat for the 2002 fourth quarter at $864.1 million and $0.65, respectively, compared with $861.4 million and $0.65 in the 2001 fourth quarter.

In the 2002 fourth quarter, we recorded a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted) from the sale of 67,050,400 shares of Amgen, Inc. common stock, received in connection with Amgen's acquisition of Immunex Corporation, for net proceeds of $3,250.8 million. As discussed below in the section entitled "Disposition of Amgen Shares," since the completion of the 2002 fourth quarter, we sold all of our remaining shares of Amgen common stock, and as of January 21, 2003, we hold no shares of Amgen common stock. In addition, during the 2002 fourth quarter, we recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The restructuring charge and related asset impairments are being recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as reducing headcount at the Company's divisional facilities.

2002 FULL YEAR RESULTS

Our net income for the 2002 full year increased to $4,447.2 million compared with $2,285.3 million in the prior year. Diluted earnings per share was $3.33 compared with $1.72 in the prior year. The 2002 and 2001 full year results included the following unusual items:

-------------------------------------------------------------------------------------------------------
                                                  INCOME BEFORE                                 DILUTED
                                                    FEDERAL AND                                EARNINGS
                                                  FOREIGN TAXES            NET INCOME         PER SHARE
            ITEM DESCRIPTION               --------------------   -------------------   ---------------
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    2002        2001       2002       2001      2002     2001
-------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS............    $ 3,755.8   $3,818.7   $2,962.6   $2,900.3   $ 2.22   $ 2.18
Gains related to Immunex/Amgen common
   stock transactions(1)...............      4,082.2         --    2,628.1         --     1.97       --
Redux and Pondimin diet drug litigation
   charges.............................     (1,400.0)    (950.0)    (910.0)    (615.0)   (0.68)   (0.46)
Special charge.........................       (340.8)        --     (233.5)        --    (0.18)      --
                                           ------------------------------------------------------------
INCOME INCLUDING UNUSUAL ITEMS.........    $ 6,097.2   $2,868.7   $4,447.2   $2,285.3   $ 3.33   $ 1.72
-------------------------------------------------------------------------------------------------------

(1) The gains related to the Immunex/Amgen common stock transactions consist of the following:

-$2,627.6 million ($1,684.7 million after-tax and $1.26 per share-diluted) recorded during the 2002 third quarter relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 million in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1 million, over our book basis for our investment in Immunex and certain transaction costs.

-$1,454.6 million ($943.4 million after-tax and $0.71 per share-diluted) recorded during the 2002 fourth quarter relating to the gain on the sale of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold ($1,782.7 million) to the net proceeds received ($3,250.8 million), reduced by certain related expenses.

Excluding the after-tax goodwill amortization of $153.9 million ($0.12 per share-diluted) from the 2001 full year results, as well as the unusual items identified above, our net income and diluted earnings per share for the 2002 full year both decreased 3% to $2,962.6 million and $2.22, respectively, compared with $3,054.2 million and $2.30 in the 2001 full year.

DISPOSITION OF AMGEN SHARES

On July 15, 2002, we received 98,286,358 shares of Amgen common stock in connection with Amgen's acquisition of Immunex Corporation. Following the expiration in October 2002 of a 90-day lock-up period, during which we had agreed to not sell any of our shares of Amgen common stock, we commenced selling the shares and, in the fourth quarter, obtained the consent of Amgen to exceed the sale limitation for such quarter. As of December 31, 2002, we had sold 67,050,400 shares of Amgen common stock, generating net proceeds of $3,250.8 million and a pre-tax gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted). We have since sold our remaining holdings of 31,235,958 shares, and as of January 21, 2003 hold no shares of Amgen common stock. The sale of these remaining shares netted proceeds of $1,579.9 million and resulted in an after-tax gain of $558.7 million, which will be recorded in the 2003 first quarter.

FDA APPROVAL OF PRESCRIBING INFORMATION FOR POSTMENOPAUSAL HORMONE THERAPIES

In January 2003, we announced that the U.S. Food and Drug Administration (FDA) approved new prescribing information for our postmenopausal hormone therapy products PREMPRO, PREMPHASE, and PREMARIN. The approved labeling contains a boxed warning that highlights safety information previously incorporated elsewhere in bolded statements in our prescribing information and adds a new statement that generalizes these findings to all postmenopausal hormone therapy products. The new labeling refines the product indications, but does not add any new safety findings. In August 2002, we unilaterally implemented interim labeling detailing the safety findings from a Women's Health Initiative (WHI) study.

The boxed warning brings forward risk information from other sections of the prescribing information, stating that the WHI reported increased risks for heart attacks, strokes, invasive breast cancer, and blood clots in the lungs or legs. The FDA has determined that while other combinations of estrogens and progestins were not studied by the WHI, in the absence of comparable data, the risks identified in the study should be assumed to be similar for all postmenopausal hormone therapy products. As we did in August 2002, we have sent or are sending revised prescribing information to over 550,000 physicians and other health care providers.

CREDIT FACILITY

In August 2002, we obtained a new 364-day $2,000.0 million credit facility. The credit facility supported borrowings under our commercial paper program. The facility was to be reduced to 66.67% of its committed amount on December 31, 2002 and to 33.34% of its committed amount on May 8, 2003. In addition, if we entered into certain alternative financings or asset sales, the committed amount would be reduced by the amount of proceeds received therefrom. As a result of the proceeds received from the sale of our Amgen common stock, the amount available under the facility was reduced to zero as of December 30, 2002.

SALE OF LEDERLE GENERIC INJECTABLES

In the 2002 fourth quarter, we sold certain of our assets relating to generic human injectables to Baxter Healthcare Corporation for $305.0 million in cash, resulting in a gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted).

PENSION CONTRIBUTIONS

As a result of the recent retraction in the global equity markets, we have experienced a significant reduction in the market value of assets held by our pension plan. Our pension plan assets were also decreased by normal annual benefit payments, which historically have been offset by a positive actual return on plan assets. In order to mitigate the decline, we made contributions of $875.0 million to the primary U.S. pension plans in December 2002. Despite the contributions, the decline in the market value of pension assets is expected to negatively impact our pension expense in 2003.


ENBREL SUPPLY


Although the market demand for ENBREL is increasing, its sales growth is currently constrained by limits on the existing source of supply. In December 2002, the retrofitted Rhode Island facility owned by Amgen was completed and the FDA approved manufacturing production at the facility. If market demand continues to grow, supply constraints may continue even after the Rhode Island facility begins producing ENBREL. In April 2002, Immunex (prior to being acquired by Amgen) announced it entered into a manufacturing agreement with Genentech, Inc. to produce ENBREL beginning in 2004, subject to FDA approval. We also are planning the construction of an additional manufacturing facility in Ireland, which is expected to be completed during 2005.

VACCINE PRODUCTS

On November 19, 2002, we announced that we have ceased production of two of our older vaccine products--FluShield, an injectable influenza virus vaccine and Pnu-Imune, an injectable polysaccharide pneumococcal vaccine for adults. In addition, we announced our decision to pursue new flu immunization technologies--specifically through our partnership with MedImmune to develop and market FluMist, an intranasal influenza vaccine.

LEGAL PROCEEDINGS--RECENT DEVELOPMENTS

The Antitrust Division of the U.S. Department of Justice has informed us that the Division intends to refer to a grand jury an inquiry into allegations of collusive practices with another pharmaceutical company relating to commission rates for a sales broker for a small segment of the over-the-counter drug business. We expect to receive a subpoena in the near future. We believe that our practices regarding brokers have not violated the antitrust laws.

In January 2003, the Securities and Exchange Commission informed us that it was conducting an informal inquiry into allegations of illegal activities and ethics violations raised by a former employee of ours in a lawsuit claiming retaliation and constructive discharge. We intend to cooperate fully with the SEC in this matter and believe that the allegations contained in the lawsuit are without merit.

EFFEXOR XR


Teva Pharmaceuticals USA recently filed an Abbreviated New Drug Application with the FDA for approval to market a 150 mg extended release dosage form of venlafaxine HCI, which is the generic name of our approved product, EFFEXOR XR. On February 10, 2003, we received notification of this filing from Teva. During the 45-day period following receipt of this notification, we may commence suit against Teva to enforce our patents listed in the FDA's Orange Book and obtain a 30-month stay against FDA approval of Teva's application. The Orange Book lists six patents in connection with EFFEXOR XR, including the patent covering venlafaxine, which expires (with a six-month pediatric extension) in June 2008. The other listed patents expire in 2013 and 2017. Teva's notification letter addressed only four of these listed patents. It did not address the venlafaxine patent, which expires in June 2008. We intend to vigorously enforce our patents.

                                USE OF PROCEEDS


We estimate that the net proceeds from this offering, after deducting estimated fees and expenses, will be approximately $1.78 billion. We intend to use the net proceeds of this offering primarily to reduce our outstanding indebtedness incurred in the form of commercial paper and for other general corporate and working capital purposes, including payments related to our diet drug litigation.


                                 CAPITALIZATION

The following table sets forth our consolidated historical capitalization at September 30, 2002, and as adjusted to give effect to the offering of the notes and the application of the estimated net proceeds from the offering. You should read this table in conjunction with our consolidated financial statements including the accompanying notes, and the other financial information pertaining to us incorporated by reference in this prospectus.


--------------------------------------------------------------------------------------
                                                                    SEPTEMBER 30, 2002
                                                              ------------------------
($ IN MILLIONS)                                               ACTUAL    AS ADJUSTED(1)
--------------------------------------------------------------------------------------
Short-term debt, including current portion of long-term
   debt.....................................................  $ 3,449      $ 1,649
Long-term debt..............................................    7,558        7,558
Notes offered hereby........................................       --        1,800
Total stockholders' equity..................................    6,731        6,731
                                                              ------------------------
Total capitalization........................................  $17,738      $17,738
--------------------------------------------------------------------------------------


(1) Subsequent to September 30, 2002, we sold all of our 98,286,358 shares of common stock of Amgen Inc., netting approximately $4.8 billion in proceeds. A significant portion of these proceeds has been utilized to reduce our outstanding indebtedness incurred in the form of commercial paper. This reduction in indebtedness occurring subsequent to September 30, 2002 is not reflected in the table of consolidated capitalization above.

           CAUTIONARY STATEMENTS REGARDING SAFE HARBOR PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This prospectus supplement and the accompanying prospectus, our annual, quarterly and special reports, proxy statements and other information filed with the Securities and Exchange Commission, as well as other written or oral statements made by us or on our behalf, may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. These forward-looking statements can be identified by their use of words such as "anticipates," "expects," "is confident," "plans," "could," "will," "believes," "estimates," "forecasts," "projects" and other words of similar meaning. These forward-looking statements address various matters including:

       - our anticipated results of operations, liquidity position, financial condition and capital resources;

       - the benefits that we expect will result from our business activities and certain transactions we have announced or completed, such as increased revenues, decreased expenses and avoided expenses and expenditures;

       - statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts;

       - the future impact of presently known trends, including with respect to product performance and competition;

       - anticipated developments relating to PREVNAR sales, PREMPRO/PREMARIN performance, ENBREL and PREVNAR product supply, ReFacto performance, and MENINGITEC sales; and

       - expectations regarding the impact of potential litigation relating to PREMPRO, the nationwide class action settlement relating to REDUX and PONDIMIN and additional litigation charges related to REDUX and PONDIMIN, including those for opt outs, market position and product development.

All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by us in those statements. Accordingly, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

All forward-looking statements should be considered in connection with the cautionary statements appearing below and the cautionary statements that appear under the heading, "Quantitative and Qualitative Disclosures About Market Risk" and "Certain Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as other cautionary statements contained or incorporated by reference in this prospectus and any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, the following:

       - Economic factors over which we have no control such as changes in business and economic conditions, including, but not limited to, inflation, fluctuations in interest rates and foreign currency exchange rates and market value of our equity investments;

       - Increasing pricing pressures, both in and outside the United States, resulting from continued consolidation among health care providers, rules and practices of managed care groups and institutional and governmental purchasers, judicial decisions and governmental laws and regulations relating to Medicare, Medicaid and health care reform, pharmaceutical reimbursement and pricing in general;

       - Competitive factors, such as (i) new products developed by our competitors that have lower prices or superior performance features or that are otherwise competitive with our current products; (ii) technological advances and patents attained by our competitors; (iii) changes in promotional regulations or practices; (iv) development of alternative therapies; (v) potential generic competition for PREMARIN and for other health care products as such products mature and patents or marketing exclusivity expire on such products; (vi) problems with licensors, suppliers and distributors; (vii) business combinations among our competitors and major customers; and (viii) ability to attract and retain management and other key employees;

       - Government laws and regulations affecting U.S. and international operations, including (i) trade, monetary and fiscal policies and taxes;
       (ii) price controls; (iii) changes in governments and legal systems; and
       (iv) regulatory approval processes affecting approvals of products and licensing, including, without limitation, uncertainties of the FDA approval process that may delay or prevent the approval of new products and result in lost market opportunity;

       - Difficulties and delays inherent in pharmaceutical research, product development, manufacturing and commercialization, such as, (i) failure of new product candidates to reach market due to efficacy or safety concerns, inability to obtain necessary regulatory approvals and the difficulty or excessive cost to manufacture; (ii) the inability to identify viable new chemical compounds; (iii) difficulties in successfully completing clinical trials; (iv) difficulties in manufacturing complex products, particularly biological products, on a commercial scale; (v) difficulty in gaining and maintaining market acceptance of approved products; (vi) seizure or recall of products;
       (vii) the failure to obtain, the imposition of limitations on the use of, or loss of patent and other intellectual property rights; (viii) failure to comply with Current Good Manufacturing Practices and other applicable regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, products shortages and delays in product manufacturing; and (ix) other manufacturing or distribution problems;

       - Difficulties or delays in product manufacturing or marketing, including but not limited to, the inability to build up production capacity commensurate with demand, such as supply shortages of ENBREL, PREVNAR, PREMARIN, and ReFacto, the inability of our suppliers to provide raw material, or the failure to predict market demand for or to gain market acceptance of approved products;

       - Unexpected safety or efficacy concerns arising with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals, regulatory action on the part of the FDA (or foreign counterparts) or declining sales, including a continuing adverse effect on sales of PREMPRO and other PREMARIN family products as a result of the findings from the Women's Health Initiative study evaluating hormone replacement therapy (HRT) released on July 9, 2002 and related new prescribing information for those products approved by the FDA in January 2003;

       - Growth in costs and expenses, changes in product mix, and the impact of any acquisitions or divestitures, restructuring and other unusual items that could result from evolving business strategies, evaluation of asset realization and organizational restructuring;

       - Legal difficulties, any of which can preclude or delay commercialization of products or adversely affect profitability, such as
       (i) product liability litigation related to our products including, without limitation, litigation associated with DIMETAPP, ROBITUSSIN, PREMPRO, and our former diet drug products, REDUX and PONDIMIN; (ii) claims asserting violations of antitrust, securities, or other laws;
       (iii) tax matters; (iv) intellectual property disputes or changes in intellectual property legal protections and remedies; (v) environmental matters, including obligations under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund; and (vi) complying with the consent decree with the FDA;

       - Fluctuations in buying patterns of major distributors, retail chains and other trade buyers which may result from seasonality, pricing, wholesaler buying decisions or other factors; and

       - Changes in accounting standards promulgated by the Financial Accounting Standards Board, the Emerging Issues Task Force, the Securities and Exchange Commission, and the American Institute of Certified Public Accountants, which may require adjustments to our financial statements.

This list should not be considered an exhaustive statement of all potential risks and uncertainties and should be read in conjunction with the cautionary statements that appear under the heading "Quantitative and Qualitative Disclosures About Market Risk" and "Certain Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the other cautionary statements that are included in or incorporated by reference into this prospectus and any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future development or otherwise.

                            SELECTED FINANCIAL DATA

The following table presents selected financial data of Wyeth and its subsidiaries for the periods specified.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              NINE MONTHS ENDED
                                                                    FISCAL YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
($ IN THOUSANDS,                -------------------------------------------------------------------   -------------------------
EXCEPT PER SHARE AMOUNTS)          1997          1998          1999          2000          2001          2001          2002
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF NET REVENUE AND
 EARNINGS
Net revenue(1)(2).............  $12,027,541   $11,219,752   $11,815,138   $13,213,671   $14,128,514   $10,300,277   $10,770,041
Income (loss) from continuing
 operations(1)(3).............    1,747,638     2,152,344    (1,207,243)     (901,040)    2,285,294     1,462,622     2,873,178
Diluted earnings (loss) per
 share from continuing
 operations(1)(3)(4)..........         1.33          1.61         (0.92)        (0.69)         1.72          1.10          2.15
Dividends per common share....       0.8300        0.8700        0.9050        0.9200        0.9200        0.6900        0.6900

FINANCIAL POSITION
Current assets(1)(7)..........  $10,025,512   $10,698,188   $12,384,778   $10,180,811   $ 9,766,753   $ 9,913,304   $13,934,817
Current liabilities(1)(5).....    3,476,322     3,478,119     6,480,383     9,742,059     7,257,181     6,975,040     8,327,616
Ratio of current assets to
 current liabilities(1)(5)....         2.88          3.08          1.91          1.05          1.35          1.42          1.67
Total assets(1)(7)............   19,851,517    20,224,231    23,123,756    21,092,466    22,967,922    22,289,877    27,628,134
Long-term debt(1)(6)..........    5,007,610     3,839,402     3,606,423     2,394,790     7,357,277     7,667,007     7,557,786
Average stockholders'
 equity(5)....................    7,568,672     8,895,024     7,914,772     4,516,420     3,445,333            --            --

STOCKHOLDERS--OUTSTANDING
 SHARES
Number of common
 stockholders.................       64,313        65,124        62,482        58,355        64,698            --            --
Weighted average common shares
 outstanding used for diluted
 earnings per share
 calculation (in
 thousands)(4)................    1,312,975     1,336,641     1,308,876     1,306,474     1,330,809     1,330,101     1,335,298

EMPLOYMENT DATA(1)
Number of employees at year
 end..........................       54,921        47,446        46,815        48,036        52,289            --            --
Wages and salaries............  $ 2,428,518   $ 2,175,517   $ 2,032,431   $ 2,264,258   $ 2,536,220            --            --
Benefits (including social
 security taxes)..............      619,528       577,930       593,222       602,816       691,018            --            --
-------------------------------------------------------------------------------------------------------------------------------

(1) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1997 through 1999 were restated to reflect this business as a discontinued operation. Current assets for the periods presented include the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business.

(2) We early adopted new authoritative accounting guidance as of January 1, 2001 reflecting certain rebates and sales incentives (i.e., coupons and other rebate programs) as reductions of revenues instead of selling and marketing expenses. Net revenue for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of gains related to Immunex/Amgen common stock transactions, termination fee, litigation charges, goodwill impairment and special charges for nine months ended September 30, 2002 and 2001, and the years ended December 31, 2001, 2000 and 1999.

(4) The weighted average common shares outstanding for diluted loss per share for 2000 and 1999 did not include common stock equivalents, as the effect would have been antidilutive.

(5) As a result of the litigation charges of $7,500,000 and $4,750,000 in 2000 and 1999, respectively, related to the litigation brought against us regarding the use of the diet drugs REDUX or PONDIMIN, current liabilities have increased substantially in 2000 and 1999 compared with prior years, and the ratio of current assets to current liabilities and average stockholders' equity has decreased substantially in 2000 and 1999 compared with prior years.

(6) In the 2001 first quarter, we obtained a new $3,000,000 credit facility to support increased commercial paper borrowings and issued $3,000,000 of senior notes. The proceeds from these borrowings have been used for our general corporate and working capital requirements, including payments related to the REDUX and PONDIMIN diet drug litigation.

(7) On July 15, 2002, upon completion of Amgen Inc.'s acquisition of Immunex, we received 98,286,358 shares of Amgen common stock in exchange for the 223,378,088 shares of Immunex common stock we held as of July 15, 2002. At September 30, 2002, we classified a portion of its investment that could be sold during the next year as available-for-sale securities within Current Assets. The value of these 80,000,000 shares was $3,336.0 million as of September 30, 2002. The remaining 18,286,358 shares were valued at $412.7 million as of September 30, 2002, and were recorded in other assets including deferred taxes because such shares were then restricted from being sold within the next year.

The ratio of our earnings to fixed charges was 7.2x for the year ended December 31, 2001 and was 12.9x and 6.2x for the nine months ended September 30, 2002 and 2001, respectively. See "Ratios of Earnings to Fixed Charges" in the accompanying prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following commentary should be read in conjunction with the sections of this prospectus supplement entitled "Recent Developments" and "Cautionary Statements Regarding Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995", as well as the consolidated financial statements including the accompanying notes incorporated by reference in this prospectus.

RESULTS OF OPERATIONS FOR 2001 VS. 2000 AND 2000 VS. 1999

BASIS OF PRESENTATION

Management's discussion and analysis of results of operations for 2001 vs. 2000 and 2000 vs. 1999 are presented on an as-reported basis, except for net revenue variation explanations between 2000 and 1999, which are presented on an as-reported and pro forma basis. Effective January 1, 2000, the financial results of certain pharmaceutical subsidiaries in Japan and India, which previously were included on an equity basis, were consolidated in our financial results. The financial results of Immunex, which previously were consolidated in our financial results, were deconsolidated and included on an equity basis, retroactive to January 1, 2000, within the pharmaceuticals segment. Accordingly, alliance revenue was recorded in 2001 and 2000 for co-promotion agreements between Wyeth and Immunex. The 2000 vs. 1999 pro forma net revenue percentage changes reflect the respective consolidation and deconsolidation of these subsidiaries and include alliance revenue from Immunex, assuming all transactions occurred as of January 1, 1999. Neither the consolidation nor the deconsolidation of these subsidiaries had any effect on income from continuing operations in 2000.

In addition, we early adopted new authoritative accounting guidance as of January 1, 2001 reflecting certain rebates and sales incentives (i.e., coupons and other rebate programs) as reductions of revenues instead of selling and marketing expenses. Financial information for all prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance. These reclassifications had no effect on total net revenue growth between the periods presented. However, our consumer health care net revenue growth for 2000 vs. 1999 was 3% without the reclassification adjustments as compared with the as-reported growth rate of 4%.

NET REVENUE

Our worldwide net revenue increased 7% to $14.1 billion for 2001, and increased 12% to $13.2 billion for 2000, on an as-reported basis. After adjusting for the consolidation and deconsolidation of the subsidiaries identified above, and including alliance revenue from Immunex, our pro forma worldwide net revenue for 2000 increased 13% due primarily to higher worldwide sales of pharmaceuticals.

The following table sets forth 2001, 2000 and 1999 worldwide net revenue results by operating segment together with the percentage changes in "as-reported" and "pro forma" (where applicable) worldwide net revenue from prior years:

------------------------------------------------------------------------------------------------------------
                                                                    2001 VS. 2000        2000 VS. 1999
                                         YEARS ENDED DECEMBER 31,   -------------   ------------------------
         NET REVENUE            ---------------------------------    AS-REPORTED    AS-REPORTED   PRO FORMA
       ($ IN MILLIONS)            2001        2000        1999       % INCREASE     % INCREASE    % INCREASE
------------------------------------------------------------------------------------------------------------
Operating Segment:
   Pharmaceuticals............  $11,716.5   $10,772.6   $ 9,469.7              9%           14%          16%
   Consumer Health Care.......    2,412.0     2,441.1     2,345.4            (1)%            4%           4%
                                ----------------------------------------------------------------------------
   Consolidated Net Revenue...  $14,128.5   $13,213.7   $11,815.1              7%           12%          13%
------------------------------------------------------------------------------------------------------------

2001 VS. 2000

Our worldwide pharmaceutical net revenue increased 9% (10% for human pharmaceuticals) for 2001. Excluding the negative impact of foreign exchange, our worldwide pharmaceutical net revenue increased 11% for 2001. U.S. pharmaceutical net revenue increased 15% for 2001 due primarily to higher sales of PROTONIX (introduced in the 2000 second quarter), PREVNAR (introduced in the 2000 first quarter), EFFEXOR XR (as a result of higher volume and market share of new prescriptions as well as expanded indications), PREMARIN products and CORDARONE I.V., and alliance revenue offset, in part, by lower sales of ZIAC (due to generic competition) and generic products (discontinuance of certain oral generics).

International pharmaceutical net revenue decreased 1% for 2001 due primarily to lower sales of MENINGITEC and animal health products offset, in part, by higher sales of EFFEXOR XR (as a result of higher volume and market share of new prescriptions, as well as expanded indications), ENBREL (internationally we have exclusive marketing rights to ENBREL), ZOTON and infant nutritionals. Sales of MENINGITEC, our meningococcal meningitis vaccine, decreased as compared with the prior year, as it was used in 2000 to vaccinate nearly all children and adolescents in the United Kingdom. The product currently is being launched in 10 other European countries; however, we do not currently anticipate that any of these markets, individually, will provide sales volume equivalent to that generated in the United Kingdom. The decline in animal health product revenues was due primarily to a general continued weakening in the livestock markets and continuing concerns about foot-and-mouth and mad cow diseases.

Worldwide consumer health care net revenue decreased 1% for 2001. Excluding the negative impact of foreign exchange, worldwide consumer health care net revenue was unchanged for 2001. U.S. consumer health care net revenue was unchanged for 2001 as a result of higher sales of CHAP STICK, CALTRATE and ADVIL being offset by lower sales of cough/cold/allergy products and FLEXAGEN.

International consumer health care net revenue decreased 3% for 2001 due primarily to the divestiture of two international non-core products which occurred early in 2001, as well as lower sales of cough/cold/allergy products. These decreases were partially offset by higher sales of CENTRUM products, CALTRATE and ADVIL.

The following table sets forth the significant worldwide pharmaceutical and consumer health care net revenue product fluctuations for the twelve months ended December 31, 2001 compared with the same period in the prior year:

PHARMACEUTICALS
----------------------------------------------
                                 2001 VS. 2000
                       -----------------------
PRODUCTS               $ INCREASE   % INCREASE
($ IN MILLIONS)        (DECREASE)   (DECREASE)
----------------------------------------------
Protonix                $ 416.3          287 %

Effexor                   382.9           33 %

Prevnar                   337.6           73 %

Cordarone                  66.4           33 %

ReFacto                    56.2           62 %

Generics                 (133.3)         (28)%

Animal Health             (16.8)          (2)%

Alliance revenue          134.1           71 %

Other                    (299.5)          (4)%
                       -----------------------

Total pharmaceuticals   $ 943.9            9 %

CONSUMER HEALTH CARE
----------------------------------------------
                                 2001 VS. 2000
                       -----------------------
PRODUCTS               $ INCREASE   % INCREASE
($ IN MILLIONS)        (DECREASE)   (DECREASE)
----------------------------------------------
Chap Stick              $  15.7           13 %

Caltrate                   15.3           11 %

Centrum                    10.3            2 %

Advil                       6.7            1 %

Cough/cold/allergy
  products                (30.7)          (6)%

Flexagen                  (12.0)        (100)%

Anacin                     (1.2)          (2)%

Other                     (33.2)          (6)%
                       -----------------------

Total consumer health
  care                  $ (29.1)          (1)%

--------------------------------------------------------------------------------

2000 VS. 1999

Worldwide pharmaceutical net revenue increased 14% on an as-reported basis and 16% (primarily human pharmaceuticals) on a pro forma basis for 2000. Excluding the negative impact of foreign exchange, pro forma worldwide pharmaceutical net revenue increased 19% for 2000. Pro forma U.S. pharmaceutical net revenue increased 22% for 2000 due primarily to higher sales of PREVNAR (introduced in the 2000 first quarter), EFFEXOR XR (as a result of higher volume and market share of new prescriptions, as well as expanded indications), PROTONIX (introduced in the 2000 second quarter), PREMARIN products and animal health products, and alliance revenue offset, in part, by lower sales of LODINE (due to generic competition) and factor VIII.

Pro forma international pharmaceutical net revenue increased 7% for 2000 due primarily to higher sales of MENINGITEC (introduced in the United Kingdom in the 1999 fourth quarter), EFFEXOR XR (as a result of higher volume and market share of new prescriptions, as well as expanded indications) and REFACTO (introduced in the 1999 second quarter).

Worldwide consumer health care net revenue increased 4% on an as-reported and pro forma basis for 2000. Excluding the negative impact of foreign exchange, worldwide consumer health care net revenue increased 6% for 2000. U.S. consumer health care net revenue increased 5% for 2000 due primarily to higher sales of CENTRUM products (including Centrum Performance, which was launched in the United States in the 1999 fourth quarter), cough/cold/allergy products, CHAP STICK and FLEXAGEN (introduced in the United States in the 2000 second quarter).

International consumer health care net revenue increased 2% for 2000 due primarily to higher sales of CENTRUM products and CALTRATE offset, in part, by lower sales of ANACIN.

The following table sets forth the significant worldwide pharmaceutical and consumer health care net revenue product fluctuations for the twelve months ended December 31, 2000 compared with the same period in the prior year:

PHARMACEUTICALS
----------------------------------------------
                                 2000 VS. 1999
                       -----------------------
PRODUCTS               $ INCREASE   % INCREASE
($ IN MILLIONS)        (DECREASE)   (DECREASE)
----------------------------------------------
Prevnar                 $  460.6          100%

Effexor                    378.3           48%

Protonix                   145.0          100%

Animal Health              133.6           20%

ReFacto                     56.7          165%

Generics                    14.4            3%

Cordarone                   10.9            6%

Alliance revenue            93.7           99%

Other                        9.7            --
                       -----------------------

Total pharmaceuticals   $1,302.9           14%

CONSUMER HEALTH CARE
----------------------------------------------
                                 2000 VS. 1999
                       -----------------------
PRODUCTS               $ INCREASE   % INCREASE
($ IN MILLIONS)        (DECREASE)   (DECREASE)
----------------------------------------------
Centrum                 $   24.4           5 %

Caltrate                    15.1          12 %

Chap Stick                  13.7          13 %

Flexagen                    11.8         100 %

Advil                      (11.6)         (2)%

Anacin                      (7.9)         (9)%

Cough/cold/allergy
  products                  (6.7)         (1)%

Other                       56.9          12 %
                       -----------------------

Total consumer health
  care                  $   95.7            4%

--------------------------------------------------------------------------------

The following table sets forth the percentage changes in 2001 as-reported and 2000 pro forma worldwide net revenue by operating segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

-------------------------------------------------------------------------------------------------------
                                       % INCREASE (DECREASE)               % INCREASE (DECREASE)
                                    YEAR ENDED DECEMBER 31, 2001     YEAR ENDED DECEMBER 31, 2000(1)(2)
                                 ----------------------------------  ----------------------------------
                                                FOREIGN   TOTAL NET                 FOREIGN   TOTAL NET
                                 VOLUME  PRICE  EXCHANGE   REVENUE   VOLUME  PRICE  EXCHANGE   REVENUE
-------------------------------------------------------------------------------------------------------
PHARMACEUTICALS
United States..................     10%     5%        --        15%     15%     7%        --        22%
International..................      4%     1%      (6)%       (1)%     14%     --      (7)%         7%
                                 ----------------------------------------------------------------------
Total..........................      8%     3%      (2)%         9%     15%     4%      (3)%        16%
                                 ----------------------------------------------------------------------
CONSUMER HEALTH CARE
United States..................    (2)%     2%        --         --      4%     1%        --         5%
International..................    (1)%     3%      (5)%       (3)%      4%     3%      (5)%         2%
                                 ----------------------------------------------------------------------
Total..........................    (2)%     2%      (1)%       (1)%      4%     2%      (2)%         4%
                                 ----------------------------------------------------------------------
TOTAL
United States..................      8%     4%        --        12%     13%     5%        --        18%
International..................      4%     1%      (6)%       (1)%     12%     1%      (7)%         6%
                                 ----------------------------------------------------------------------
Total..........................      6%     3%      (2)%         7%     13%     3%      (3)%        13%
-------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2000, the financial results of certain subsidiaries in Japan and India, which previously were included on an equity basis, were consolidated in the results of Wyeth. Also effective January 1, 2000, the financial results of Immunex, which previously were consolidated in the results of Wyeth, were deconsolidated and included on an equity basis. Accordingly, alliance revenue was recorded in 2000 for co-promotion agreements between Wyeth and Immunex. The 2000 pro forma net revenue percentage changes reflect the respective consolidation and deconsolidation of these subsidiaries and include alliance revenue from Immunex, assuming all transactions occurred as of January 1, 1999. Neither the consolidation nor the deconsolidation of these subsidiaries, nor the inclusion of alliance revenue from Immunex, had any effect on income from continuing operations in 2000.

(2) 2000 was restated to reflect the early adoption of new authoritative accounting guidance as of January 1, 2001 reflecting certain rebates and sales incentives (i.e., coupons and other rebate programs) as reductions of revenues instead of selling and marketing expenses.

OPERATING EXPENSES

2001 VS. 2000

COST OF GOODS SOLD, as a percentage of net revenue, decreased to 24.0% for 2001 compared with 24.7% for 2000. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2001 was 24.5%, a 0.6% decrease from 25.1% in 2000. The margin improvement resulted from a favorable mix of higher margin products in both the pharmaceuticals and consumer health care segments and lower royalty expenses offset, in part, by increased costs associated with improving the U.S. production supply chain processes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, as a percentage of net revenue, decreased to 36.7% for 2001 compared with 37.7% for 2000. The lower ratio of selling, general and administrative expenses resulted from non-recurring launch expenses, primarily media, related to pharmaceutical product launches in 2000, and lower co-promotion expenses for ZIAC, due to reduced sales as a result of generic competition. This ratio improvement was partially offset by an increase in selling and marketing expenses in our animal health division to support the domestic launch of PROHEART 6, a new single dose, canine heartworm preventative product.

RESEARCH AND DEVELOPMENT EXPENSES increased 11% for 2001 due primarily to increased headcount and other research operating expenses, including higher chemical and material costs, and ongoing clinical trials of pharmaceuticals in several therapeutic categories. These increases were partially offset by lower costs resulting from the timing of payments pursuant to certain pharmaceutical collaborations and lower payments under licensing agreements. Pharmaceutical research and development expenditures accounted for 96%, 96% and 95% of total research and development expenditures in 2001, 2000 and 1999, respectively. Pharmaceutical research and development expenses, as a percentage of worldwide pharmaceutical net revenue, exclusive of infant nutritional sales and alliance revenue, were 17%, 16% and 17% in 2001, 2000 and 1999, respectively.

2000 VS. 1999

COST OF GOODS SOLD, as a percentage of net revenue, decreased to 24.7% for 2000 compared with 25.6% for 1999. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2000 was 25.1%, a 0.5% decrease from 1999. A favorable mix of higher margin products in the pharmaceuticals segment was offset, in part, by an increase in royalty expenses and costs associated with improving the production and supply chain processes at certain international sites.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, as a percentage of net revenue, increased to 37.7% for 2000 compared with 36.6% for 1999. Higher selling, general and administrative expenses were due primarily to increased selling and marketing expenses supporting higher field sales headcount and salaries, promotional efforts for recent product launches and rapid growth products, and direct-to-consumer programs. The increase in the ratio of these expenses, as a percentage of net revenue, was offset, in part, by deconsolidating Immunex in 2000 as these expenses carried a higher expense ratio and by consolidating certain pharmaceutical subsidiaries in Japan and India in 2000 as their expense ratio was lower than Wyeth overall.

RESEARCH AND DEVELOPMENT EXPENSES increased 6% for 2000 due primarily to certain advancements and ongoing clinical trials of pharmaceuticals in several therapeutic categories, as well as additional payments for existing licensing agreements offset, in part, by lower costs as a result of deconsolidating Immunex in 2000.

INTEREST EXPENSE AND OTHER INCOME

2001 VS. 2000

INTEREST EXPENSE, NET increased substantially for 2001 due primarily to higher weighted average debt outstanding, as compared with 2000. Weighted average debt outstanding during 2001 and 2000 was $7,270.9 million and $3,853.0 million, respectively. The increase in interest expense was partially offset by higher capitalized interest resulting from additional capital projects, recognized during 2001, and lower interest rates on our outstanding commercial paper.

OTHER INCOME, NET increased 70% for 2001 due primarily to lower non-recurring charges (as described below), higher gains on the sales of non-strategic assets and higher equity income.

2000 VS. 1999

INTEREST EXPENSE, NET decreased 73% for 2000 due primarily to an increase in interest income as a result of higher cash and cash equivalents, as well as lower debt resulting from the payoff of the $1,000.0 million of 7.70% notes on February 15, 2000. In addition, on June 30, 2000, we used a portion of the proceeds from the sale of the Cyanamid Agricultural Products business to pay down a substantial portion of the outstanding commercial paper borrowings. Weighted average debt outstanding during 2000 and 1999 was $3,853.0 million and $4,889.0 million, respectively.

OTHER INCOME, NET decreased 37% for 2000 due primarily to non-recurring charges (including: payments for access to various pharmaceutical collaborations, costs associated with a consent decree entered into with the FDA in the 2000 third quarter (described below) and costs related to a product discontinuation) and lower gains on the sales of non-strategic assets offset, in part, by an insurance recovery of environmental costs, higher equity income and lower Year 2000 conversion costs. In conjunction with the consent decree identified above, we recorded a pre-tax charge of $56.1 million which included payments to the U.S. government and charges associated with actions required by the FDA based on an inspection of the Marietta, Pennsylvania and Pearl River, New York facilities. Pursuant to the consent decree, we will have a comprehensive inspection performed by expert consultants to determine compliance with current Good Manufacturing Practices.

2001, 2000 AND 1999 UNUSUAL TRANSACTIONS

During the 2001 third quarter, we recorded a charge of $950.0 million ($615.0 million after-tax or $0.46 per share-diluted) relating to the litigation brought against us regarding the use of the diet drugs Pondimin (which in combination with phentermine, a product that was not manufactured, distributed or sold by Wyeth, was commonly referred to as "fen-phen") or Redux. An initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share-diluted) was recorded in the 1999 third quarter followed by an additional litigation charge of $7,500.0 million ($5,375.0 million after-tax or $4.11 per share-diluted) recorded in the 2000 fourth quarter.

During the 2000 first quarter, Wyeth and Warner-Lambert Company terminated their merger agreement. We recorded income of $1,709.4 million ($1,111.1 million after-tax or $0.85 per share-diluted) in income from continuing operations resulting from the receipt of a $1,800.0 million termination fee provided for under the merger agreement offset, in part, by certain related expenses.

In November 2000, Wyeth and Immunex completed a public equity offering allowing Wyeth to sell 60.5 million shares of Immunex common stock. Proceeds to Wyeth were $2,404.9 million, resulting in a gain on the sale of $2,061.2 million ($1,414.9 million after-tax or $1.08 per share-diluted). We used the net proceeds from the sale of our Immunex common stock to reduce outstanding commercial paper and for other general corporate purposes.

In November 2000, in accordance with an FDA request, we immediately ceased global production and shipments of any products containing phenylpropanolamine, or PPA, and voluntarily withdrew any such products from customer warehouses and retail store shelves. As a result, we recorded a special charge of $80.0 million ($52.0 million after-tax or $0.04 per share-diluted) to provide primarily for product returns and the write-off of inventory.

During the 2000 fourth quarter, we recorded a special charge of $267.0 million ($173.0 million after-tax or $0.13 per share-diluted) related to the discontinuation of certain products. The special charge provided for fixed asset impairments, inventory write-offs, severance obligations, idle plant costs and contract termination costs.

At December 31, 2000, we performed goodwill and other intangible reviews and noted that projected profitability and future cash flows associated with generic pharmaceuticals and the SOLGAR consumer health care product line would not be sufficient to recover the remaining goodwill related to these product lines. As a result, we recorded a charge of $401.0 million ($341.0 million after-tax or $0.26 per share-diluted) to write down the carrying value of goodwill related to these product lines, to fair value, representing discounted future cash flows.

During the 1999 second quarter, we recorded a special charge aggregating $82.0 million ($53.0 million after-tax or $0.04 per share-diluted) for estimated costs associated with the suspension of shipments and the voluntary market withdrawal of ROTASHIELD, our rotavirus vaccine.

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES

The following table sets forth our worldwide income (loss) from continuing operations before taxes by operating segment together with the percentage changes from the comparable periods in the prior year on an as-reported basis:

----------------------------------------------------------------------------------------------
                                                                        2001 VS.     2000 VS.
                                       YEARS ENDED DECEMBER 31,           2000         1999
  INCOME (LOSS) FROM CONTINUING    -----------------------------------------------------------
   OPERATIONS BEFORE TAXES(1)                                          % INCREASE   % INCREASE
         ($ IN MILLIONS)             2001        2000        1999      (DECREASE)   (DECREASE)
----------------------------------------------------------------------------------------------
Operating Segment:
  Pharmaceuticals................  $ 3,503.5   $ 2,919.5   $ 2,538.6         20 %         15 %
  Consumer Health Care...........      592.1       626.6       594.6         (6)%          5 %
                                   -----------------------------------------------------------
                                   $ 4,095.6   $ 3,546.1   $ 3,133.2         15 %         13 %
  Corporate(2)...................   (1,226.9)   (4,647.1)   (5,040.5)       (74)%         (8)%
                                   -----------------------------------------------------------
  Total(3).......................  $ 2,868.7   $(1,101.0)  $(1,907.3)          --        (42)%
----------------------------------------------------------------------------------------------

(1) Income (loss) from continuing operations before taxes included goodwill amortization for 2001, 2000 and 1999 as follows: Pharmaceuticals--$136.8, $147.8 and $154.3 and Consumer Health Care--$23.7, $31.8 and $32.7, respectively.

(2) 2001, 2000 and 1999 Corporate included litigation charges of $950.0, $7,500.0 and $4,750.0, respectively, relating to the litigation brought against us regarding the use of the diet drugs REDUX or PONDIMIN.

2000 Corporate also included:

       - Income of $1,709.4 resulting from the receipt of a $1,800.0 termination fee provided for under the merger agreement with Warner-Lambert Company offset, in part, by certain related expenses;

       - Income of $2,061.2 related to the sale of a portion of our investment in Immunex common stock in a public equity offering with Immunex;

       - Goodwill impairment of $401.0 related to the goodwill associated with generic pharmaceuticals and the SOLGAR consumer health care product line;

       - A special charge of $80.0 related to the voluntary ceasing of production and subsequent market withdrawal of products containing PPA; and

       - A special charge of $267.0 related to costs associated with certain product discontinuations.

1999 Corporate also included a special charge of $82.0 related to our suspension of shipments and voluntary market withdrawal of ROTASHIELD, our rotavirus vaccine.

Excluding the 2001, 2000 and 1999 litigation charges, 2000 termination fee, 2000 gain on the sale of Immunex common stock, 2000 goodwill impairment, and 2000 and 1999 special charges, corporate expenses, net increased 63% for 2001 and decreased 19% for 2000.

(3) Excluding the 2001, 2000 and 1999 litigation charges, 2000 termination fee, 2000 gain on the sale of Immunex common stock, 2000 goodwill impairment, and 2000 and 1999 special charges, total income from continuing operations before taxes increased 13% for 2001 and 15% for 2000.

The following explanations of changes in income (loss) from continuing operations before taxes, by operating segment, for 2001 compared with 2000, and 2000 compared with 1999, exclude items listed in footnote (2) to the table above:

PHARMACEUTICALS

Worldwide pharmaceutical income from continuing operations before taxes increased 20% (22% for human pharmaceuticals) for 2001 due primarily to higher U.S. net revenue (favorable product mix) and other income, net (primarily lower non-recurring charges and higher gains on asset sales) offset, in part, by higher selling, general and administrative expenses and research and development expenses. Higher selling, general and administrative expenses were due primarily to increased promotional expenses to support existing product lines and sales force expansion offset, in part, by a decrease in marketing expenses related to product launches that occurred in 2000.

Worldwide pharmaceutical income from continuing operations before taxes increased 15% (11% for human pharmaceuticals) for 2000 due primarily to higher worldwide net revenue (including alliance revenue) offset, in part, by higher selling, general and administrative expenses, research and development expenses, and other expenses (primarily non-recurring charges). Higher selling, general and administrative expenses were due primarily to increased media and promotional expenses to support product launches and existing product lines through increased headcount.

CONSUMER HEALTH CARE

Worldwide consumer health care income from continuing operations before taxes decreased 6% for 2001 due primarily to lower worldwide sales and lower other income, net (primarily lower gains on sales of non-strategic assets). Worldwide consumer health care income from continuing operations before taxes increased 5% for 2000 due primarily to higher worldwide sales.

CORPORATE

Corporate expenses, net increased 63% for 2001 due primarily to higher interest expense, net and lower other income related to an insurance recovery of environmental costs recorded in 2000 offset, in part, by lower general and administrative expenses.

Corporate expenses, net decreased 19% for 2000 due primarily to lower interest expense, net and current year insurance recoveries related to environmental costs offset, in part, by lower gains on sales of non-strategic assets, higher general and administrative expenses, and costs related to a product discontinuation.

EFFECTIVE TAX RATE

The effective tax rate for 2001 was 24.1% compared with 25.5% for 2000 and 27.1% for 1999. The downward trend in the effective tax rates was due primarily to an increased benefit from manufacturing in lower taxed jurisdictions and higher research credits.

INCOME (LOSS) AND DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

Income and diluted earnings per share from continuing operations in 2001 were $2,285.3 million and $1.72, respectively, compared with a loss and diluted loss per share from continuing operations of $901.0 million and $0.69 in 2000, respectively. Loss and diluted loss per share from continuing operations in 1999 were $1,207.2 million and $0.92, respectively. The income (loss) from continuing operations for 2001, 2000 and 1999 included the following unusual items:


----------------------------------------------------------------------------------------------------
                                                                             DILUTED EARNINGS (LOSS)
                                            INCOME (LOSS) FROM CONTINUING        PER SHARE FROM
                                                     OPERATIONS               CONTINUING OPERATIONS
        YEARS ENDED DECEMBER 31,           -------------------------------   -----------------------
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    2001       2000       1999      2001     2000     1999
----------------------------------------------------------------------------------------------------
Income from continuing operations before
   unusual items and including the
   dilutive effect of common stock
   equivalents (CSE)....................   $2,900.3   $2,514.0   $ 2,133.3   $2.18   $ 1.90   $ 1.61
Dilutive effect of CSE(1)...............         --         --          --      --     0.02     0.02
                                           ---------------------------------------------------------
                                           $2,900.3   $2,514.0   $ 2,133.3   $2.18   $ 1.92   $ 1.63
Warner-Lambert Company termination fee...        --    1,111.1          --      --     0.85       --
Gain on sale of Immunex common stock....         --    1,414.9          --      --     1.08       --
Redux and Pondimin diet drug litigation
   charges..............................     (615.0)  (5,375.0)   (3,287.5)  (0.46)   (4.11)   (2.51)
Goodwill impairment.....................         --     (341.0)         --      --    (0.26)      --
Special charges:
   Voluntary market withdrawals.........         --      (52.0)      (53.0)     --    (0.04)   (0.04)
   Product discontinuations.............         --     (173.0)         --      --    (0.13)      --
                                           ---------------------------------------------------------
Income (loss) from continuing
   operations...........................   $2,285.3   $ (901.0)  $(1,207.2)  $1.72   $(0.69)  $(0.92)
----------------------------------------------------------------------------------------------------


(1) The $0.02 per share benefit represents the impact on income from continuing operations of excluding the dilutive effect of CSE. 2001 diluted earnings per share from continuing operations of $2.18 includes the dilutive impact of CSE.

For further details related to the items listed in the table above, see "--2001, 2000 and 1999 Unusual Transactions".

Excluding all unusual items from the 2001 and 2000 results listed in the table above and including the $0.02 per share dilutive effect of common stock equivalents in the 2000 results, both income and diluted earnings per share from continuing operations in 2001 increased 15% compared with 2000. The increases were due primarily to higher U.S. pharmaceutical net revenue and higher other income, net offset, in part, by higher selling, general and administrative expenses, research and development expenses, and interest expense, net.

Excluding all unusual items from the 2000 and 1999 results listed in the table above and including the $0.02 per share dilutive effect of common stock equivalents in 2000 and 1999 results, both income and diluted earnings per share from continuing operations in 2000 increased 18% compared with 1999. The increases were due primarily to higher worldwide sales of pharmaceuticals and lower interest expense, net offset, in part, by higher selling, general and administrative expenses, and research and development expenses.

DISCONTINUED OPERATIONS

On June 30, 2000, we announced that we had completed the sale of the Cyanamid Agricultural Products business to BASF. Under the terms of the definitive agreement, BASF paid us $3,800.0 million in cash and assumed certain debt. As a result, we recorded an after-tax loss on the sale of this business of $1,573.0 million or $1.20 per share-diluted and reflected this business as a discontinued operation beginning in the 2000 first quarter and restated all prior periods presented.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2002 VS. NINE MONTHS ENDED SEPTEMBER 30, 2001 AND THREE MONTHS ENDED SEPTEMBER 30, 2002 VS. THREE MONTHS ENDED SEPTEMBER 30, 2001

BASIS OF PRESENTATION

We adopted new authoritative accounting guidance as of January 1, 2002 reflecting the cost of certain vendor considerations (e.g., cooperative advertising payments) as reductions of revenue instead of selling and marketing expenses. Our financial information for the prior periods presented has been reclassified to comply with the income statement classification requirements of the new guidance. These reclassifications had no effect on our total net revenue fluctuations between the periods presented.

NET REVENUE

Worldwide net revenue for the 2002 third quarter and first nine months was 2% lower and 5% higher, respectively, compared with prior period levels. There was no foreign exchange impact on worldwide net revenue for either the 2002 third quarter or first nine months. The following table sets forth worldwide net revenue results by operating segment together with the percentage changes from the comparable period in the prior year:

--------------------------------------------------------------------------------------------
                                                                NET REVENUE
                                                                -----------
                                                            THREE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                            ------------------    % INCREASE
OPERATING SEGMENT ($ IN MILLIONS)                             2002       2001     (DECREASE)
--------------------------------------------------------------------------------------------
Pharmaceuticals...........................................  $3,025.1   $3,110.1         (3)%
Consumer health care......................................     598.6      589.5           2%
                                                            --------------------------------
Total.....................................................  $3,623.7   $3,699.6         (2)%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                               NET REVENUE
                                                               -----------
                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            -----------------     % INCREASE
OPERATING SEGMENT ($ IN MILLIONS)                           2002        2001      (DECREASE)
--------------------------------------------------------------------------------------------
Pharmaceuticals.........................................  $ 9,183.8   $ 8,683.4           6%
Consumer health care....................................    1,586.2     1,616.9         (2)%
                                                          ----------------------------------
Total...................................................  $10,770.0   $10,300.3           5%
--------------------------------------------------------------------------------------------

PHARMACEUTICALS

Worldwide pharmaceutical net revenue decreased 3% for the 2002 third quarter and increased 6% for the 2002 first nine months. The decrease for the 2002 third quarter was due primarily to lower sales of U.S. human and animal health pharmaceuticals, while the increase for the 2002 first nine months was primarily due to higher sales of worldwide human pharmaceuticals. There was no foreign exchange impact on worldwide pharmaceutical net revenue for either the 2002 third quarter or 2002 first nine months.

Worldwide human pharmaceutical net revenue was flat for the 2002 third quarter and increased 7% for the 2002 first nine months. The 2002 third quarter and first nine months fluctuations were impacted by increases in sales of PROTONIX, as a result of higher volume caused by an increase in prescriptions and a wholesalers' incentive program before the September 2002 price increase, and EFFEXOR, as a result of higher volume. These increases were partially offset by decreases in the sales of the PREMARIN family of products; PREVNAR, due primarily to manufacturing related constraints on finished product availability; and generic products, as a result of the discontinuance of certain oral generics. Additionally, the 2002 first nine months net revenue increase was impacted by higher sales of CORDARONE and alliance revenue. You should refer to "--Certain Factors That May Affect Future Results--Prempro/ Premarin--HRT Studies" and "--Certain Factors That May Affect Future Results--Product Supply" for further discussion of the issues affecting the PREMARIN family of products and PREVNAR, respectively. Excluding the positive impact of foreign exchange for the 2002 third quarter, worldwide human pharmaceutical net revenue decreased 1%, however, there was no foreign exchange impact on worldwide human pharmaceutical net revenue for the 2002 first nine months.

Worldwide animal health product net revenue decreased 37% for the 2002 third quarter and 14% for the 2002 first nine months due primarily to lower sales and higher returns of ProHeart 6 offset, in part, by higher sales of our West Nile Virus biological vaccine for horses, which was introduced in the 2001 third quarter and is being sold in North America under a conditional biological license.

The following table sets forth the significant worldwide human pharmaceutical and animal health net revenue product fluctuations for the three and nine months ended September 30, 2002 compared with the same periods in the prior year:

--------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                      SEPTEMBER 30, 2002        SEPTEMBER 30, 2002
                                                      ------------------        ------------------
                                                 $ INCREASE   % INCREASE   $ INCREASE   % INCREASE
PRODUCTS ($ IN MILLIONS)                         (DECREASE)   (DECREASE)   (DECREASE)   (DECREASE)
--------------------------------------------------------------------------------------------------
Protonix......................................    $ 182.8         113%      $ 329.8          73%
Effexor.......................................       49.4          12%        409.3          38%
Cordarone.....................................        7.4           8%        102.3          52%
ReFacto.......................................       16.7          46%         33.6          31%
Prevnar.......................................      (53.6)       (32)%       (159.5)       (28)%
Premarin family...............................     (165.0)       (28)%       (104.1)        (6)%
Oral generics.................................      (40.3)          --       (133.0)          --
Alliance revenue..............................       39.6          47%         85.1          42%
Other.........................................      (45.1)        (3)%         12.7           --
                                                 -------------------------------------------------
Total human pharmaceuticals...................       (8.1)          --        576.2           7%
                                                 -------------------------------------------------
ProHeart 6....................................      (74.6)          --        (88.5)          --
Other.........................................       (2.3)        (1)%         12.7           3%
                                                 -------------------------------------------------
Total animal health...........................      (76.9)       (37)%        (75.8)       (14)%
                                                 -------------------------------------------------
Total pharmaceuticals.........................    $ (85.0)        (3)%      $ 500.4           6%
--------------------------------------------------------------------------------------------------

CONSUMER HEALTH CARE

Worldwide consumer health care net revenue increased 2% for the 2002 third quarter and decreased 2% for the 2002 first nine months. The increase for the 2002 third quarter was due primarily to higher sales of ADVIL, CALTRATE and various other products offset, in part, by lower sales of the CENTRUM product line and DENOREX, which was divested in February 2002. The decrease for the 2002 first nine months was due primarily to lower sales of cough/cold/allergy products, DENOREX, CALTRATE and CHAP STICK offset, in part, by higher sales of the CENTRUM product line and various other products. There was no foreign exchange impact on worldwide consumer health care net revenue for either the 2002 third quarter or first nine months.

The following table sets forth the significant worldwide consumer health care net revenue product fluctuations for the three and nine months ended September 30, 2002 compared with the same periods in the prior year:

---------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED         NINE MONTHS ENDED
                                                    SEPTEMBER 30, 2002        SEPTEMBER 30, 2002
                                                  -----------------------   -----------------------
                                                  $ INCREASE   % INCREASE   $ INCREASE   % INCREASE
PRODUCTS ($ IN MILLIONS)                          (DECREASE)   (DECREASE)   (DECREASE)   (DECREASE)
---------------------------------------------------------------------------------------------------
Advil(1)........................................    $ 3.0             2%      $ (1.0)            --
Caltrate........................................      2.2             6%        (4.6)          (4)%
Centrum.........................................     (3.9)          (3)%        13.1             4%
Denorex.........................................     (4.1)        (100)%       (10.7)         (92)%
Chap Stick......................................     (1.4)          (6)%        (4.1)          (6)%
Cough/cold/allergy products.....................     (0.4)            --       (42.2)         (13)%
Other...........................................     13.7            11%        18.8             5%
                                                  -------------------------------------------------
Total consumer health care......................    $ 9.1             2%      $(30.7)          (2)%
---------------------------------------------------------------------------------------------------

(1) ADVIL COLD AND SINUS is included within the cough/cold/allergy product line.

The following table sets forth the percentage changes in worldwide net revenue by operating segment compared with the same periods in the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

-----------------------------------------------------------------------------------------------------
                                  % INCREASE (DECREASE)                  % INCREASE (DECREASE)
                                   THREE MONTHS ENDED                      NINE MONTHS ENDED
                                   SEPTEMBER 30, 2002                     SEPTEMBER 30, 2002
                          -------------------------------------   -----------------------------------
                                                         TOTAL                                 TOTAL
                                             FOREIGN      NET                      FOREIGN      NET
                          VOLUME    PRICE    EXCHANGE   REVENUE   VOLUME   PRICE   EXCHANGE   REVENUE
-----------------------------------------------------------------------------------------------------
PHARMACEUTICALS
  United States.........   (16)%        9%       --       (7)%     (1)%      7%         --         6%
   International........      2%        2%       1%         5%       5%      1%       (1)%         5%
                          ---------------------------------------------------------------------------
      Total.............   (10)%        7%       --       (3)%       1%      5%         --         6%
                          ---------------------------------------------------------------------------
CONSUMER HEALTH CARE
   United States........      2%      (1)%       --         1%     (4)%      --         --       (4)%
   International........    (1)%        3%       --         2%       1%      2%       (1)%         2%
                          ---------------------------------------------------------------------------
      Total.............      1%        1%       --         2%     (3)%      1%         --       (2)%
                          ---------------------------------------------------------------------------
TOTAL
   United States........   (13)%        7%       --       (6)%     (1)%      6%         --         5%
   International........      2%        2%       1%         5%       4%      2%       (1)%         5%
                          ---------------------------------------------------------------------------
      Total.............    (8)%        6%       --       (2)%       1%      4%         --         5%
-----------------------------------------------------------------------------------------------------

OPERATING EXPENSES

COST OF GOODS SOLD, as a percentage of net revenue, increased to 29.2% for the 2002 third quarter compared with 23.8% for the 2001 third quarter and increased to 25.5% for the 2002 first nine months compared with 24.0% for the 2001 first nine months. The increase in Cost of goods sold, as a percentage of net revenue, for both the 2002 third quarter and first nine months is attributable to a change in product mix, the costs of addressing various manufacturing issues as described in "--Certain Factors That May Affect Future Results--Product Supply" and the write-off of approximately $35.0 million of FluShield inventory. The unfavorable change in product mix reflects decreased sales of the higher margin PREMARIN family and PREVNAR products and higher sales of lower margin products such as PROTONIX and ReFacto offset, in part, by the discontinuance of the lower margin oral generics business in the pharmaceuticals segment. The unfavorable change in product mix is also partially offset by increased alliance revenue recorded in 2002 net revenue compared with 2001 net revenue. There are no costs of goods sold relating to alliance revenue, and therefore any net revenue fluctuations impacted by alliance revenue also impact gross margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, as a percentage of net revenue, increased to 33.6% for the 2002 third quarter compared with 32.5% for the 2001 third quarter and remained flat at 35.3% for the 2002 first nine months (excluding the effect of goodwill amortization from the 2001 third quarter and first nine months). The slight increase relating to the third quarter was primarily due to spending for various selling programs and general and administrative expenses outpacing net revenue growth.

RESEARCH AND DEVELOPMENT EXPENSES increased 9% for both the 2002 third quarter and first nine months due primarily to an increased number of employees and other research operating expenses, including higher chemical and material costs, clinical grant spending and cost sharing expenditures relating to pharmaceutical collaborations offset, in part, by lower payments under licensing agreements.

INTEREST EXPENSE AND OTHER INCOME

INTEREST EXPENSE, NET increased 29% for the 2002 third quarter and 72% for the 2002 first nine months due primarily to higher weighted average debt outstanding and lower interest income, as compared with prior year levels. Weighted average debt outstanding during the 2002 third quarter and first nine months was $10,817.0 million and $10,380.8 million, respectively, compared with prior year levels of $8,466.0 million and $6,654.0 million, respectively. The impact of higher debt outstanding was partially offset by lower interest rates on outstanding commercial paper.

OTHER INCOME, NET decreased 74% for the 2002 third quarter and 13% for the 2002 first nine months due primarily to lower gains on sales of non-strategic assets. The decrease for the 2002 first nine months was partially offset by the proceeds received from a settlement regarding price fixing by certain vitamin suppliers.

INCOME BEFORE TAXES

The following table sets forth worldwide income before taxes by operating segment together with the percentage changes from the comparable period in the prior year:

----------------------------------------------------------------------------------------------------
                                                      INCOME BEFORE TAXES(1)
                               ---------------------------------------------------------------------
                                THREE MONTHS ENDED                  NINE MONTHS ENDED
                                  SEPTEMBER 30,                       SEPTEMBER 30,
OPERATING SEGMENT              --------------------   % INCREASE   --------------------   % INCREASE
($ IN MILLIONS)                  2002       2001      (DECREASE)     2002       2001      (DECREASE)
----------------------------------------------------------------------------------------------------
Pharmaceuticals..............  $  659.9   $ 1,035.1      (36)%     $2,469.7   $ 2,551.8        (3)%
Consumer Health Care(2)......     183.6       182.5         1%        486.5       418.6         16%
                               ---------------------------------------------------------------------
                                  843.5     1,217.6      (31)%      2,956.2     2,970.4          --
Corporate(3).................   1,184.5    (1,020.3)        --        965.6    (1,160.2)         --
                               ---------------------------------------------------------------------
Total........................  $2,028.0   $   197.3         --     $3,921.8   $ 1,810.2          --
----------------------------------------------------------------------------------------------------

(1) In accordance with new authoritative accounting guidance, adopted as of January 1, 2002, we have ceased amortizing goodwill. The 2001 third quarter goodwill amortization was as follows: Pharmaceuticals--$34.3 and Consumer Health Care--$5.9. The 2001 first nine months goodwill amortization was as follows:
Pharmaceuticals--$103.0 and Consumer Health Care--$17.8. Excluding goodwill amortization from the 2001 third quarter and first nine months results, Pharmaceuticals and Consumer Health Care income before taxes decreased 38% and 3%, respectively, for the 2002 third quarter and decreased 7% and increased 11%, respectively, for the 2002 first nine months.

(2) Consumer Health Care included a gain of $78.9 for the 2002 first nine months related to a settlement regarding price fixing by certain vitamin suppliers. Excluding goodwill amortization and the settlement gain from the 2002 first nine months results, Consumer Health Care income before taxes decreased 7%.

(3) Corporate for the 2002 third quarter and first nine months included a gain of $2,627.6 relating to the acquisition of Immunex by Amgen and an additional litigation charge of $1,400.0 relating to the litigation brought against us regarding the use of the diet drugs REDUX or PONDIMIN. In addition, the 2001 third quarter and first nine months also included a diet drug litigation charge of $950.0. Excluding these items from the 2002 and 2001 third quarter and first nine months results, Corporate expenses, net decreased 39% and increased 25%, respectively.

Worldwide pharmaceutical income before taxes decreased 38% for the 2002 third quarter and 7% for the 2002 first nine months (excluding goodwill amortization from the 2001 third quarter and first nine months) due primarily to shortfalls in worldwide sales of human pharmaceuticals, higher costs of goods sold, as a percentage of net revenue, higher research and development expenses and lower other income, net (primarily due to lower gains on sales of non-strategic assets).

Worldwide consumer health care income before taxes decreased 3% for the 2002 third quarter and increased 11% for the 2002 first nine months (excluding goodwill amortization from the 2001 third quarter and first nine months) while consumer health care net sales increased 2% for the 2002 third quarter and decreased 2% for the 2002 first nine months. The difference in the growth rates for the 2002 first nine months is primarily attributable to the settlement gain relating to price fixing by certain vitamin suppliers, higher gains on asset sales and lower selling, general and administrative expenses as a percentage of net sales. Corporate expenses, net decreased 39% for the 2002 third quarter and increased 25% for the 2002 first nine months, excluding the following unusual items: a 2002 third quarter gain of $2,627.6 million relating to the acquisition of Immunex by Amgen; a 2002 third quarter charge of $1,400.0 million to increase the reserve relating to the REDUX and PONDIMIN diet drug litigation; and a 2001 third quarter diet drug litigation charge of $950.0 million. The decrease in corporate expenses, net for the 2002 third quarter, excluding the unusual items identified above, was due primarily to lower general and administrative expenses. The increase for the

2002 first nine months, excluding the unusual items, was due primarily to higher interest expense, resulting from higher weighted average debt outstanding and lower interest income.

EFFECTIVE TAX RATE

The effective tax rate decreased to 21.9% and 22.1% for the 2002 third quarter and first nine months, respectively, compared with 24.0% for both the 2001 third quarter and first nine months (excluding the effect of goodwill amortization and the 2002 and 2001 unusual items). The tax rate reduction occurring in the 2002 third quarter and first nine months was primarily due to an increased benefit from products manufactured in lower taxed jurisdictions.

CONSOLIDATED NET INCOME AND DILUTED EARNINGS PER SHARE RESULTS

Net income and diluted earnings per share for the 2002 third quarter increased to $1,401.4 million and $1.05 compared with $252.1 million and $0.19. On January 1, 2002, we adopted SFAS No. 142, which eliminated the amortization of goodwill. Excluding the after-tax goodwill amortization of $38.3 million and $0.03 per share-diluted from the 2001 third quarter results, as well as the 2002 and 2001 unusual items, net income and diluted earnings per share for the 2002 third quarter both decreased 31% to $626.7 million and $0.47, respectively, compared with $905.4 million and $0.68 in the 2001 third quarter. The decreases in net income and diluted earnings per share for the 2002 third quarter, excluding the unusual items, was principally due to sales shortfalls of several product categories, including:

       - The PREMARIN family of products, which is directly related to the findings from the WHI study evaluating hormone replacement therapy, published on July 9, 2002.

       - The vaccine business, due to manufacturing related constraints on PREVNAR product availability.

       - Products in the animal health and consumer health care divisions, including lower sales and higher than projected returns of the animal health division product, ProHeart 6 and lower cough/cold product sales and reductions in retailer inventories in the consumer health care division.

Additionally, the decline in net income, excluding the unusual items, was impacted by higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses and interest expense, as well as lower other income, net.

Net income and diluted earnings per share for the 2002 first nine months increased to $2,873.2 million and $2.15 compared with $1,462.6 million and $1.10 in the prior year. Excluding the after-tax goodwill amortization of $115.2 million and $0.09 per share-diluted from the 2001 first nine months results, as well as the unusual items identified above, net income and diluted earnings per share for the 2002 first nine months decreased 4% and 5%, respectively, to $2,098.5 million and $1.57, respectively, compared with $2,192.9 million and $1.65 in the 2001 first nine months. The same items that impacted the 2002 third quarter decrease in net income also impacted the 2002 first nine months.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS

TWELVE MONTHS ENDED DECEMBER 31, 2001

Cash and Cash Equivalents decreased $899.6 million, while total debt increased by $7,001.1 million in 2001. The activity of these cash flows during 2001 related primarily to the following items:

       - Payments of $7,257.9 million related to the PONDIMIN (which in combination with phentermine, a product that was not manufactured, distributed or sold by Wyeth, was commonly referred to as "fen-phen") and REDUX litigation. These payments were financed primarily from borrowing activities. During 1999, we announced a nationwide, class action settlement to resolve litigation brought against us regarding the use of the diet drugs REDUX or PONDIMIN. Payments to provide settlement benefits, if needed, may continue for approximately 16 years after final judicial approval. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities, additional commercial paper borrowings, as well as term debt financings and international earnings remitted back to the United States, if necessary.

       - Capital expenditures of $1,924.3 million due primarily to new production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and to improve compliance of U.S. supply chain processes. A similar level of capital expenditures is expected to continue in 2002.

       - Dividends totaling $1,211.1 million consisting primarily of our annual common stock dividend of $0.92 per share that provided our stockholders with an approximate yield of 1.5%.

       - Net marketable security purchases, throughout 2001, of $941.0 million to support an effective cash management strategy.

       - Contributions to fund our defined benefit pension plans totaling $429.7 million.

       - An increase in other current assets, excluding deferred taxes, of $395.8 million primarily for anticipated tax refunds.

       - An increase in inventories of $273.1 million primarily related to planning for expected product demand.

These cash uses were partially offset by other net cash generated by operations of $3,909.6 million, proceeds from sales of assets of $408.2 million, proceeds from the exercise of stock options of $224.6 million and the proceeds from borrowing activities identified above.

At December 31, 2001, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have original maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by us.

NINE MONTHS ENDED SEPTEMBER 30, 2002

We generated net cash from operating activities totaling $168.0 million during the 2002 first nine months. Most of the earnings generated during the 2002 first nine months were offset by the following items:

       - payments of $1,047.4 million relating to the diet drug litigation,

       - payments of $415.0 million to a security fund as collateral for our financial obligations under the diet drug settlement,

       - payments made on outstanding payables and accrued expenses totaling $320.7 million, and

       - an increase in inventories of $315.2 million due primarily to production planning.

We used $1,301.6 million of cash during the 2002 first nine months for investments in property, plant and equipment. The capital expenditures made during the 2002 first nine months were consistent with our commitment to expand existing manufacturing and research and development facilities worldwide, and build new biotechnology facilities. We received investment proceeds through the sales and maturities of marketable securities and the sales of assets totaling $1,759.3 million. Included in the proceeds from sales of assets in 2002 is approximately $298.6 million relating to the sale of our retrofitted Rhode Island facility to Immunex (subsequently acquired by Amgen). Additionally, we received $1,005.2 million in cash in connection with the acquisition of Immunex by Amgen.

We received cash through various financing activities including net proceeds from debt totaling $1,365.3 million and cash provided by stock option exercises totaling $206.1 million. These proceeds were partially offset by dividend payments of $914.2 million and purchases of treasury stock of $113.9 million.

ADDITIONAL LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCE INFORMATION

At September 30, 2002, we had outstanding $11,006.7 million in total debt. Our total debt consisted of commercial paper of $6,182.1 million, and notes payable and other debt of $4,824.6 million. Current debt at September 30, 2002, classified as Loans payable, consisted of:

       - $2,000.0 million of commercial paper supported by the $2,000.0 million credit facility that terminates in less than one year,

       - $1,182.1 million of commercial paper that is in excess of the $3,000.0 million credit facility and is supported by $3,880.7 million of cash, cash equivalents and marketable securities, and

       - $266.8 million of notes payable and other debt that is due within one year.

The portion of commercial paper outstanding at September 30, 2002 supported by the $3,000.0 million, 364-day credit facility was classified as Long-term debt since we intend, and have the ability, to refinance these obligations through the issuance of additional commercial paper or through the use of our $3,000.0 million credit facility.

Following the termination of our $1,000.0 million credit facility on July 31, 2002, we obtained a 364-day $2,000.0 million credit facility. The facility was to be reduced to 66.67% of its committed amount on December 31, 2002 and to 33.34% of its committed amount on May 8, 2003. In addition, if we entered into certain alternative financings or asset sales (excluding up to $1,000.0 million of proceeds from any sales of Amgen shares) the committed amount would be reduced by the amount of proceeds received therefrom. As a result of the proceeds received from the sale of our Amgen common stock, the amount available under the facility was reduced to zero as of December 30, 2002.

Management believes that our existing $3,000.0 million credit facility and significant cash balances (including the $1,005.2 million received in July in connection with the acquisition of Immunex by Amgen and the approximately $4.8 billion received subsequently as a result of the sale of our shares of Amgen common stock) should provide for adequate liquidity needs of Wyeth for the foreseeable future. Although we offer our commercial paper in a liquid market commensurate with our short-term credit ratings from Moody's (P2), S&P (A1) and Fitch (F1), the credit markets have been increasingly volatile and sensitive to unfavorable developments. We are continuing to evaluate financing alternatives to support our longer term liquidity requirements. In this regard, we currently anticipate establishing a receivables securitization facility in the near future.

On September 27, 2002, Moody's affirmed our Prime-2 short-term rating and placed our A3 long-term senior unsecured debt rating under review for possible downgrade. Since then, we have held discussions with Moody's and have provided additional information requested to facilitate their review. On November 21, 2002, Moody's confirmed both our Prime-2 short-term rating and our A3 long-term rating.

Management remains confident that cash flows from operating activities and existing and prospective financing resources will be adequate to fund our operations, pay opt out settlement payments and fund the nationwide class action settlement relating to the PONDIMIN (which in combination with phentermine, a product that was not manufactured, distributed or sold by Wyeth, was commonly referred to as "fen-phen") and REDUX diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on our outstanding obligations, without requiring the disposition of any significant strategic core assets or businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact our financial position, results of operations and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to non-performance on such instruments.

FOREIGN CURRENCY RISK MANAGEMENT

We generate a portion of net revenue from sales to customers located outside the United States, principally in Europe. International sales are generated mostly from international subsidiaries in the local countries with the sales typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

We have established programs to protect against adverse changes in exchange rates due to foreign currency volatility. We believe that the foreign currency risks to which we are exposed are not reasonably likely to have a material adverse effect on our financial position, results of operations or cash flows due to the high concentration of sales in the United States. No single foreign currency accounted for 5% or more of 2001 or 2000 worldwide net revenue, except for the British pound sterling, which accounted for 5% and 7% of 2001 and 2000 worldwide net revenue, respectively. On January 1, 2002, 12 member countries of the European Union adopted the Euro as a new common legal currency. Collectively, these countries accounted for 11% of both 2001 and 2000 worldwide net revenue.

INTEREST RATE RISK MANAGEMENT

The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. We manage this exposure to interest rate changes primarily through the use of interest rate swaps. We have swapped an appropriate amount of our fixed rate debt into variable rate debt to maintain a fixed-to-variable ratio of approximately 1 to 1 on our total debt position, consistent with our debt management philosophy.

At September 30, 2002, the fair values of our financial instruments were as follows:

--------------------------------------------------------------------------------------------------
                                                        NOTIONAL/                          FAIR
DESCRIPTION ($ IN MILLIONS)                          CONTRACT AMOUNT   CARRYING VALUE     VALUE
--------------------------------------------------------------------------------------------------
Forward contracts(1)...............................  $         633.0   $         11.4   $     11.4
Interest rate swaps................................          1,500.0            198.3        198.3
Outstanding debt(2)................................         10,812.9         11,006.7     11,140.8
--------------------------------------------------------------------------------------------------

(1) If the value of the U.S. dollar were to increase or decrease by 10%, in relation to all hedged foreign currencies, the net receivable on the forward contracts would decrease or increase by approximately $40.3.

(2) If the interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would increase or decrease by approximately $202.6.

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of September 30, 2002; and the fair value of interest rate swaps and forward contracts reflects the present value of the future potential gain or (loss) if settlement were to take place on September 30, 2002.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

PREMPRO/PREMARIN--HRT STUDIES

Two subsets of the Women's Health Initiative (WHI) enrolled a total of 27,000 predominantly healthy postmenopausal women to assess the risks and benefits of either long-term estrogen replacement therapy (ERT) or long-term hormone replacement therapy (HRT). The primary endpoint of the WHI study was coronary heart disease, with invasive breast cancer as the primary adverse outcome studied. The HRT subset of the WHI study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (PREMPRO), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, increased risks of breast cancer and cardiovascular events exceeded the specified long-term benefits. The study observed an increased incidence of cardiovascular disease and, over time, breast cancer among women on HRT compared to those on placebo. The study also observed a reduction in the incidence of hip, vertebral and other osteoporotic fractures and of colon cancer among women on HRT compared to those on placebo. The study did not evaluate the use of HRT for the treatment of menopausal symptoms, the main indications of the product. These findings provide additional information about the risks of breast cancer and cardiovascular disease which were identified as potential adverse events in the labeling for Wyeth's HRT products. A great deal of media attention has been focused on this subject. As a result, sales of PREMPRO and other PREMARIN family products have been and will continue to be adversely affected even though the study subset that was terminated focused on the long-term use of PREMPRO and did not involve PREMARIN (ERT). Based on the most recent available market data, average weekly prescriptions written for PREMPRO and PREMARIN decreased approximately 50% and 20%, respectively, compared to the average weekly prescriptions written during the eight week period preceding the termination of the study subset. PREMPRO sales (including PREMPHASE) for the three and nine months ended September 30, 2002 represented approximately 5% of consolidated net revenue for both periods. Set forth below are individual product operating results for PREMPRO/PREMPHASE and PREMARIN for both the three and nine months ended September 30, 2002 and 2001.

-----------------------------------------------------------------------------------------------
                                                                 PREMPRO/PREMPHASE
                                                    -------------------------------------------
                                                       THREE MONTHS             NINE MONTHS
                                                    ENDED SEPTEMBER 30,     ENDED SEPTEMBER 30,
($ IN MILLIONS)                                     -------------------     -------------------
---------------                                      2002        2001        2002        2001
-----------------------------------------------------------------------------------------------
Net revenue.......................................  $153.1      $264.9      $540.7      $700.8
Gross profit......................................   132.4       230.6       465.3       607.9
-----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                    PREMARIN
                                                   -------------------------------------------
                                                      THREE MONTHS             NINE MONTHS
                                                   ENDED SEPTEMBER 30,     ENDED SEPTEMBER 30,
($ IN MILLIONS)                                    -------------------     -------------------
---------------                                     2002        2001         2002        2001
----------------------------------------------------------------------------------------------
Net revenue......................................  $268.3      $321.5      $1,001.6     $945.6
Gross profit.....................................   239.8       288.4         916.0      862.6
----------------------------------------------------------------------------------------------

COMPETITION

We operate in the highly competitive pharmaceutical and consumer health care industries. PREMARIN, our principal conjugated estrogens product manufactured from pregnant mare's urine, and related products PREMPRO and PREMPHASE (which are single tablet combinations of the conjugated estrogens in PREMARIN and the progestin medroxyprogesterone acetate), are the leaders in their categories and contribute significantly to our net revenue and results of operations. PREMARIN's natural composition is not subject to patent protection (although PREMPRO has patent protection). The principal indications of PREMARIN, PREMPRO and PREMPHASE are to manage the symptoms of menopause and to prevent osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. New products containing different estrogens and/or different progestins than those found in PREMPRO and PREMPHASE, utilizing various forms of delivery and having one or more of the same indications have also been introduced. Some companies have attempted to obtain approval for generic versions of PREMARIN. These products, if approved, would be routinely substitutable for PREMARIN and related products under many state laws and third-party insurance payer plans. In May 1997, the FDA announced that it would not approve certain synthetic estrogen products as generic equivalents of PREMARIN given known compositional differences between the active ingredient of these products and PREMARIN. Although the FDA has not approved any generic equivalent to PREMARIN to date, PREMARIN will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. At least one other company has announced that it is in the process of developing a generic version of PREMARIN from the same natural source, and we currently cannot predict the timing or outcome of these or any other efforts.

The marketing exclusivity for CORDARONE I.V. expired on August 3, 2002 and our application for a six month pediatric extension of the marketing exclusivity was denied by the FDA. Accordingly, sales of CORDARONE I.V. will be materially decreased by the introduction of generic products, several of which have been approved by the FDA. CORDARONE I.V. had net sales of $286.4 million during the first nine months of 2002.

PRODUCT SUPPLY

Although the market demand for ENBREL is increasing, the sales growth currently is constrained by limits on the existing source of supply. In December 2002, the retrofitted Rhode Island facility owned by Amgen was completed and the FDA approved manufacturing production at the facility. If market demand continues to grow, supply constraints may continue even after the Rhode Island facility begins producing ENBREL. In April 2002, Immunex (prior to being acquired by Amgen) announced it entered into a manufacturing agreement with Genentech, Inc. to produce ENBREL beginning in 2004, subject to FDA approval. We also are planning the construction of an additional manufacturing facility in Ireland, which is expected to be completed during 2005.

We have been experiencing inconsistent results on dissolution testing of certain dosage forms of PREMARIN and are working with the FDA to resolve this issue. Until this issue is resolved, supply shortages of one or more dosage strengths may occur. Although these shortages may adversely affect PREMARIN sales in one or more accounting periods, we believe that, as a result of current inventory levels and our enhanced process controls, testing protocols and the ongoing formulation improvement project, as well as reduced demand (see also Prempro/Premarin--HRT Studies), overall PREMARIN family sales will not be significantly impacted by the dissolution issues.

Sales of PREVNAR continue to be affected by manufacturing related constraints on product availability. We are in the process of implementing manufacturing improvements and allocating additional personnel and equipment to increase the production of PREVNAR. Our efforts are not expected to significantly increase supply until 2003 and, as a result, 2002 PREVNAR sales will not exceed prior year levels. The manufacturing processes for this product are very complex and there can be no assurance that manufacturing related difficulties will not constrain PREVNAR sales in 2003 or beyond.

Sales growth of ReFacto (a recombinant factor VIII product for hemophilia A) has been constrained by limits on existing product supply sources, which are being alleviated as new manufacturing capacity becomes available. However, the overall supply of the competitive recombinant factor VIII products has recently increased and this, along with certain ongoing labeling revisions and related issues concerning assay methodology and potency, may adversely affect demand for ReFacto.

LITIGATION AND CONTINGENT LIABILITIES

We are involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business, the most significant of which are described in and incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001 (as amended by our Annual Report on Form 10-K/A) and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002. These include allegations of injuries caused by drugs, vaccines and over-the-counter products, including PONDIMIN (which in combination with phentermine, a product that was not manufactured, distributed or sold by Wyeth, was commonly referred to as "fen-phen"), REDUX, DIMETAPP, ROBITUSSIN and PREMPRO. In addition, we have responsibility for environmental, safety and cleanup obligations under various foreign, local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund.

The estimated costs that we expect to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. In addition, we are self-insured against ordinary product liability risks and have liability coverage, in excess of certain limits and subject to certain policy ceilings, from various insurance carriers. It is our opinion that any potential liability that might exceed amounts already accrued will not have a material adverse effect on our financial position but could be material to the results of operations or cash flows in any one accounting period.

                            DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the notes set forth in the accompanying prospectus (which prospectus refers to the notes as "debt securities"), to which reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying prospectus.

GENERAL


2008 NOTES



The aggregate principal amount of the 2008 notes is $300 million. The 2008 notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 1, 2008. The 2008 notes will bear interest at the rate of 4.125% per annum from February 14, 2003, subject to adjustment as described below.



2013 NOTES



The aggregate principal amount of the 2013 notes is $1.5 billion. The 2013 notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 15, 2013. The 2013 notes will bear interest at the rate of 5.250% per annum from February 14, 2003, subject to adjustment as described below.



Interest on the 2008 notes will be payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2003 to the persons in whose names the 2008 notes are registered at the close of business on the February 15 and August 15 preceding the respective interest payment dates. Interest on the 2013 notes will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2003 to the persons in whose names the 2013 notes are registered at the close of business on the March 1 and September 1 preceding the respective interest payment dates. If any payment date is not a business day, then payment will be made on the next business day, but without any additional interest or other amount. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.


The notes will be direct, unsecured and unsubordinated obligations of Wyeth and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of Wyeth. The notes will be effectively subordinated to all of our current and future secured debt. On September 30, 2002, we had no secured debt outstanding.

The notes will not be subject to any sinking fund.

The notes will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See "--Book-Entry System" in this prospectus supplement and "Description of Debt Securities--Global Securities" in the accompanying prospectus. The notes will be issued in U.S. dollars and only in minimum denominations of $1,000, and integral multiples of $1,000.


The 2008 notes and 2013 notes will each constitute a separate series of debt securities to be issued under the indenture dated as of April 19, 1992, as amended on October 13, 1992, and as supplemented on February 14, 2003, between Wyeth and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, which is described in the accompanying prospectus.

INTEREST RATE ADJUSTMENT


At any time on or after the date of this prospectus supplement, to and including March 15, 2006, the interest rate payable on each series of notes will be subject to adjustment from time to time if either Moody's or S&P downgrades the rating ascribed to the notes as set forth below.



If the rating from Moody's is decreased to a rating set out below, the interest rate will increase from the rate set forth on the cover page of this prospectus supplement for each series of notes by the percentage set opposite that rating:


------------------------------------------------------------------------
                           RATING                             PERCENTAGE
------------------------------------------------------------------------
Baal........................................................        .25%
Baa2........................................................        .50%
Baa3........................................................        .75%
Bal.........................................................       1.00%
------------------------------------------------------------------------


If the rating from S&P is decreased to a rating set out below, the interest rate will increase from the rate set forth on the cover page of this prospectus supplement for each series of notes by the percentage set opposite that rating:


------------------------------------------------------------------------
                           RATING                             PERCENTAGE
------------------------------------------------------------------------
BBB+........................................................        .25%
BBB.........................................................        .50%
BBB-........................................................        .75%
BB+.........................................................       1.00%
------------------------------------------------------------------------


Each adjustment required by any decrease in rating above, whether occasioned by the action of Moody's or S&P, shall be made independent of any and all other adjustments. If Moody's or S&P subsequently increases its ratings of the notes to any of the thresholds set forth above, the interest rate on each series of notes will be readjusted downwards by the applicable percentage set forth opposite such ratings threshold above, provided that in no event shall (a) the interest rate for any series of notes be reduced to below the interest rate set forth for such series on the cover page of this prospectus supplement, and (b) the total increase in the interest rate on any series of notes exceed 2.00%.



Any interest rate increase or decrease, as described herein, will take effect from the first day of the interest period during which a ratings change requires an adjustment in the interest rate. In the case of either the 2008 notes or the 2013 notes, the interest rate in effect on March 15, 2006 will, thereafter, become the effective interest rate until maturity of the notes.


OPTIONAL REDEMPTION


The 2008 notes and 2013 notes will be redeemable at our option, in whole at any time or in part from time to time, on a least 30 days but not more than 60 days prior written notice mailed to each holder of the notes to be redeemed, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the notes to be redeemed, exclusive of interest accrued to the redemption date (the "Remaining Life"), discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points for the 2008 notes and the Treasury Rate plus 25 basis points for the 2013 notes, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.


If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions of the notes) to be redeemed on the redemption date is deposited with the trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

"Comparable Treasury Price" means, with respect to any redemption date, the average of two Reference Treasury Dealer Quotations for such redemption date.

"Quotation Agent" mans the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means each of J.P. Morgan Securities Inc. and Salomon Smith Barney Inc., and their successors provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

"Reference Treasury dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

FURTHER ISSUES


We may from time to time, without notice to or consent of the holders of the notes, create and issue additional notes ranking equally and ratably with the relevant series of the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes or except, in some cases, for the first payment of interest following the issue date of such additional notes). The additional notes may be consolidated and form a single series with the notes of such series and will have the same terms as to status, redemption or otherwise as the notes.

SAME-DAY SETTLEMENT AND PAYMENT

The notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

BOOK-ENTRY SYSTEM

GENERAL

The notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, "Global Security" refers to the global security or global securities representing the entire issue of the notes. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC's nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between participants through electronic computerized book-entry changes in the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons who are not participants may beneficially own notes held by DTC only through participants or indirect participants. Beneficial ownership of notes may be reflected (i) for investors who are participants, in the records of DTC, (ii) for investors holding through a participant, in the records of such participant, whose aggregate interests on behalf of all investors holding through such participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an indirect participant, in the records of such indirect participant, whose aggregate interests on behalf of all investors holding through such indirect participant will be reflected in turn in the records of a participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a participant or an indirect participant. Each of the underwriters is a participant or an indirect participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. The Global Security will trade in DTC's

Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the notes under the indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive certified form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a participant in DTC, on the procedures of the participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the trustee, nor any agents of ours or the trustee, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Security held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

If we redeem less than all of the notes, we have been advised that it is DTC's practice to determine by lot the amount of the interest of each participant in the notes to be redeemed.

We understand that under existing industry practices, if we request holders of the notes to take action, or if an owner of a beneficial interest in a note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take such action, and (2) such participants would authorize the beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee, nor any agents of ours or the trustee, will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If an event of default (as defined in the accompanying prospectus) has occurred and is continuing and all principal and accrued interest in respect of the notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed within 60 days, we will issue individual certificated notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the notes represented by the Global Security, and, in such event, will issue individual certificated notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in definitive form only, without coupons.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we will take no responsibility for the accuracy thereof.

GOVERNING LAW

The indenture and the notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

NOTICES

Notices to holders of the notes will be published in authorized newspapers in the Borough of Manhattan, the City of New York and in London. It is expected that publication will be made in the City of New York in The Wall Street Journal and in London in the Financial Times. We will be deemed to have given such notice on the date of each publication or, if published more than once, on the date of the first such publication.

CONCERNING THE TRUSTEE

The trustee, The JPMorgan Chase Bank, is the administrative agent and a lending bank under our credit facilities. In addition, one or more affiliates of the trustee have performed and may continue to perform various commercial banking, investment banking and financial advisory services for us. The trustee is an affiliate of J.P. Morgan Securities Inc., one of the underwriters.

                                  UNDERWRITING


Subject to the terms and conditions set forth in the underwriting agreement, dated the date hereof, we have agreed to sell to each of the underwriters named below (for whom J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as representatives), and each of the underwriters has severally agreed to purchase, the respective principal amount of each series of the notes set forth opposite its name below:



-----------------------------------------------------------------------------------------------
                                                            PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                                            OF 4.125% NOTES    OF 5.250% NOTES
                       UNDERWRITERS                             DUE 2008           DUE 2013
-----------------------------------------------------------------------------------------------
J.P. Morgan Securities Inc................................  $    114,000,000   $    570,000,000
Salomon Smith Barney Inc..................................       114,000,000        570,000,000
Commerzbank Capital Markets Corp. ........................        24,000,000        120,000,000
Scotia Capital (USA) Inc..................................        24,000,000        120,000,000
UBS Warburg LLC...........................................        24,000,000        120,000,000
                                                            -----------------------------------
   Total..................................................  $    300,000,000   $  1,500,000,000
-----------------------------------------------------------------------------------------------


Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.


Each series of the notes is a new issue of securities with no established trading market and will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurances can be given as to the liquidity of any trading market for the notes.



The underwriters initially propose to offer part of each series of the notes directly to the public at the offering price described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.350% per 2008 note and 0.400% per 2013 note. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.250% per 2008 note and 0.250% per 2013 note to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.


We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

We have agreed, during the period from the date of the underwriting agreement until the business day immediately following the delivery of the notes, not to offer, sell, contract to sell or otherwise dispose of any debt securities that are substantially similar to the notes (other than commercial paper issued in the ordinary course of business), without the prior written consent of the representatives.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.


Expenses associated with this offering, to be paid by us, are estimated to be $1.1 million.


J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, certain of the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with us and our affiliates. J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are participants in various capacities in our existing credit facilities, and J.P. Morgan Securities Inc. is an affiliate of the trustee. Frank A. Bennack, Jr., and John R. Stafford, who are directors of Wyeth, are also directors of J.P. Morgan Chase & Co., the holding company of J.P. Morgan Securities Inc., one of the underwriters.

PROSPECTUS

$3,500,000,000

WYETH
DEBT SECURITIES

We may offer and issue from time to time in one or more series debt securities with an initial offering price not to exceed $3,500,000,000 (or the equivalent in foreign denominated currency or currency units based on or relating to foreign currencies, including European Currency Units). We will offer debt securities to the public on terms determined by market conditions. Debt securities may be issuable in registered form without coupons or in bearer form with or without coupons attached. Debt securities may be sold for U.S. dollars, foreign denominated currency or currency units; principal of and any interest on debt securities may likewise be payable in U.S. dollars, foreign denominated currency or currency units--in each case, as we specifically designate.

The accompanying prospectus supplement sets forth the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange and any other specific terms of the debt securities and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of the offered debt securities. The managing underwriters with respect to each series sold to or through underwriters will be named in the accompanying prospectus supplement.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Debt securities may be offered through dealers, underwriters or agents designated from time to time, as set forth in the accompanying prospectus supplement. Net proceeds to us will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of an agent--in each case, less other expenses attributable to issuance and distribution. We may also sell debt securities directly to investors on our own behalf. In the case of sales made directly by us, no commission will be payable. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

The date of this Prospectus is February 10, 2003.

In connection with this offering of certain debt securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market prices of such debt securities or other of our securities at levels above those which might otherwise prevail in the open market. Such stabilizing, if commenced, may be discontinued at any time without notice.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York, and Chicago, Illinois. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. In addition, our SEC filings may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

       - our Annual Report on Form 10-K, filed on March 29, 2002, as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2001, filed on December 23, 2002;

       - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, filed on May 14, 2002, August 8, 2002 and November 13, 2002, respectively; and

       - our Current Reports on Form 8-K, filed on January 8, 2002, March 11, 2002, March 18, 2002, July 29, 2002, December 12, 2002, and January 28,
       2003 (related to the sale of our shares of Amgen common stock).

You may obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing from us at the following address:

                               Investor Relations
                                     Wyeth
                               Five Giralda Farms
                           Madison, New Jersey 07940
                              Tel: (973) 660-5000

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated herein or therein by reference, modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

The prospectus constitutes a part of a registration statement on Form S-3 (referred to herein, including all amendments and exhibits, as the "Registration Statement") which we have filed with the Commission under the Securities Act of 1933, as amended. This prospectus does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. We refer you to the Registration Statement and related exhibits for further information regarding us and our debt securities. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth above. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                  ABOUT WYETH

We are one of the world's largest research-based pharmaceutical and health care products companies. In March 2002, we changed our name to Wyeth after being known for 76 years as American Home Products Corporation.

We are a leader in the discovery, development, manufacturing and marketing of prescription drugs and over-the-counter medications. We are also a global leader in vaccines, biotechnology and animal health care.

We specialize in therapy areas of critical need, including women's health, cardiovascular diseases, gastrointestinal diseases, infectious diseases, transplantation and immunology, hemophilia, oncology, vaccines and neuroscience. Our research and development utilizes three discovery platforms: small molecules, vaccines and recombinant proteins.

Our pharmaceuticals segment manufactures, distributes, and sells branded human ethical pharmaceuticals, biologicals, vaccines, nutritionals and animal biologicals and pharmaceuticals. These products are promoted and sold worldwide primarily to wholesalers, pharmacies, hospitals, physicians, retailers, veterinarians and other human and health care institutions. Some of these sales are made to large buying groups representing certain of these customers. Principal product categories for human use and their respective key products are: neuroscience therapies, including the Effexor family; vaccines, including Prevnar and Meningitec; musculoskeletal therapies, including Enbrel (co-marketed in North America with Amgen Inc. and marketed exclusively by Wyeth in international markets) and Synvisc; gastroenterology drugs, including Protonix (U.S. market only) and Zoton (international markets only); women's health care products, including Premarin, Prempro, Premphase, Alesse, Lo/Ovral (marketed as Min-Ovral internationally) and Triphasil (marketed as Trinordiol internationally); biopharmaceuticals, including ReFacto (recombinant factor
VIII) and BeneFIX (recombinant factor IX); cardiovascular products, principally Altace (co-marketed with King Pharmaceuticals, Inc.); anti-infectives, including Zosyn (marketed as Tazocin internationally) and Minocin; nutritionals, including S26 and 2nd Age Promil (international markets only); oncology, including Mylotarg; and transplantation, principally Rapamune. Principal animal health product categories include vaccines, pharmaceuticals and endectocides.

Our consumer health care segment manufactures, distributes and sells over-the-counter health care products. Principal consumer health care product categories and their respective products are analgesics including Advil; cough/cold/allergy remedies including Robitussin and Dimetapp; nutritional supplements including Centrum, Caltrate and Solgar products; and Chap Stick lipbalm, Preparation H hemorrhoidal, and asthma relief items.

We are incorporated in the State of Delaware, and the address of our principal offices is Five Giralda Farms, Madison, New Jersey 07940. Our telephone number is 973-660-5000. You may visit us at our web site located at www.wyeth.com. The information contained in our web site has not been, and shall not be deemed to be, incorporated by reference into this prospectus.

                      RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratios of earnings to fixed charges for each of the five most recent fiscal years ended on December 31 and the most recent interim period.

----------------------------------------------------------------------------------------------
                                                                                 NINE MONTHS
                                                                                    ENDED
                                                                                SEPTEMBER 30,
                                                                                --------------
                                             1997   1998   1999   2000   2001   2001     2002
----------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges.........  5.6    9.3     *      **    7.2     6.2     12.9
----------------------------------------------------------------------------------------------

 * The results of operations for the year ended December 31, 1999 are inadequate to cover total fixed charges as defined. The coverage deficiency for the year ended December 31, 1999 is $403,694. Excluding the charge for the Redux and Pondimin diet drug litigation of $4,750,000, the pro forma ratio of earnings to fixed charges would be 8.1 for the year ended December 31, 1999.

** The results of operations for the year ended December 31, 2000 are inadequate to cover total fixed charges as defined. The coverage deficiency for the year ended December 31, 2000 is $324,887. Excluding the charge for the Redux and Pondimin diet drug litigation of $7,500,000, the gain on sale of Immunex common stock $2,061,204 and the Warner-Lambert Company termination fee of $1,709,380, the pro forma ratio of earnings to fixed charges would be 8.9 for the year ended December 31, 2000.

For the purposes of the table above, earnings are defined as earnings before income taxes, equity earnings, minority interest and extraordinary items, plus fixed charges and distributed income of equity investees. Fixed charges include interest expense on all debt, amortization of deferred debt issuance costs and the portion of rental expense on operating leases attributable to interest.

                                USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the debt securities for repayment of our indebtedness and for other general corporate and working capital purposes.

                         DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture dated as of April 10, 1992, as amended on October 13, 1992 between Wyeth and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The following summaries of certain provisions of the indenture and the debt securities do not purport to be complete and these summaries are subject to the detailed provisions of the indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used in this prospectus, and for other information regarding the debt securities. Numerical references in parentheses below are to sections in the indenture. Wherever particular sections or defined terms of the indenture are referred to, such sections or defined terms are incorporated by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The debt securities offered by this prospectus and the accompanying prospectus supplement are referred to in this prospectus as the "offered debt securities."

GENERAL

The debt securities will be unsecured and unsubordinated and will rank pari passu with all other unsecured and unsubordinated indebtedness of Wyeth. The indenture does not limit the aggregate principal amount of debt securities which can be issued under it. The indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including the euro. Special U.S. federal income tax considerations applicable to any debt securities so denominated will be described in the relevant prospectus supplement or pricing supplement.

Reference is made to the prospectus supplement for the following terms of and information relating to the offered debt securities (to the extent such terms are applicable to such debt securities): (i) the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such offered debt securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable; (iii) date or dates of maturity; (iv) interest rate or rates (or the method by which such rate or rates will be determined), if any;
(v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest, if any, on the offered debt securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether the offered debt securities will be issuable in registered form or bearer form ("bearer debt securities") or both and, if bearer debt securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of bearer debt securities; (ix) any applicable U.S. federal income tax consequences, including whether and under what circumstances we will pay additional amounts on offered debt securities held by a person who is not a U.S. person (as defined in the prospectus supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem such offered debt securities rather than pay such additional amounts; and
(x) any other specific terms of the offered debt securities, including any additional events of default or covenants provided for with respect to such offered debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

Debt securities may be presented for exchange and registered debt securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture. Debt securities in bearer form and the coupons, if any, pertaining to those debt securities will be transferable by delivery.

Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par which are treated as having been issued at a discount for U.S. federal income tax purposes are described in the relevant prospectus supplement.

Debt securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factor. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable prospectus supplement or pricing supplement.

GLOBAL SECURITIES

The registered debt securities of a series may be issued in the form of one or more fully registered global securities (a "registered global security") that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or a nominee thereof. In such case, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such registered global security or securities. Unless and until it is exchanged in whole for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security ("participants") or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary for such registered global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by such registered global security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such debt securities. Ownership of beneficial interests in such registered global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for such registered global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of such registered global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interest in a registered global security will not be entitled to have their debt securities represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for such registered global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary for such registered global security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such registered global security. None of Wyeth, the trustee or any other agent of Wyeth or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest in respect of such registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

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If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue such debt securities in definitive form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the registered global security or securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the trustee. It is expected that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security.

The debt securities of a series may also be issued in the form of one or more bearer global debt securities (a "bearer global security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the prospectus supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the prospectus supplement relating to such series.

RESTRICTIVE COVENANTS

Limitation on Liens. The indenture provides with respect to each series of debt securities that, unless the terms of such series of debt securities provide otherwise, we will not create or assume, or permit any restricted subsidiary to create or assume, any mortgage, pledge, security interest or lien ("Mortgage") of or upon any Principal Property or any shares of capital stock or indebtedness of any restricted subsidiary, unless the debt securities of such series are secured by such Mortgage equally and ratably with all other indebtedness thereby secured. Such covenant does not apply to (a) Mortgages on any Principal Property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a restricted subsidiary, (b) Mortgages on any Principal Property acquired, constructed or improved by us or any restricted subsidiary after the date of the indenture which are created or assumed contemporaneously with such acquisition, construction or improvement or within 120 days after the latest of the acquisition, completion of construction (including any improvement on any existing property) or commencement of commercial operation of such property, (c) Mortgages on any Principal Property or shares of stock or indebtedness acquired from a corporation merged with or into us or a restricted subsidiary, (d) Mortgages on any Principal Property to secure indebtedness of a restricted subsidiary to us or another restricted subsidiary, (e) Mortgages on any Principal Property in favor of the United States of America or any State thereof or The Commonwealth of Puerto Rico or any political subdivision thereof to secure progress or other payments or to secure indebtedness incurred for the purpose of financing the cost of acquiring, constructing or improving such Principal Property (including Mortgages incurred in connection with pollution control, industrial revenue, Title XI maritime financings or similar financings), (f) Mortgages existing on the date of the indenture and (g) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (a) to (f), inclusive. (Section 3.6)

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

Notwithstanding the foregoing, we and our restricted subsidiaries may, without securing the debt securities of any series, create or assume Mortgages (which would otherwise be subject to the foregoing restrictions) securing indebtedness in an aggregate amount which, together with all other Exempted Debt (as defined) of Wyeth and its restricted subsidiaries, does not at the time exceed 10% of our consolidated net tangible assets (defined in the indenture as total assets less current liabilities and intangible assets). (Section 3.6)

Sale and Lease-Back Transactions. The indenture provides with respect to each series of debt securities that, unless the terms of such series of debt securities provide otherwise, Sale and Lease-Back Transactions (as defined) by Wyeth or any restricted subsidiary of any Principal Property are prohibited except in the event that (a) Wyeth or such restricted subsidiary would be entitled to incur indebtedness secured by a Mortgage on the Principal Property to be leased equal in amount to the Attributable Debt (as defined) with respect to such Sale and Lease-Back Transaction without equally or ratably securing the Securities of such series; or (b) Wyeth applies an amount equal to the fair value of the property sold to the purchase of Principal Property or to the retirement of Long-Term Indebtedness (as defined) of Wyeth within 120 days of the effective date of any such Sale and Lease-Back Transaction. In lieu of applying such amount to such retirement we may deliver debt securities to the trustee for cancellation, such debt securities to be credited at the cost thereof to us. (Section 3.7)

Notwithstanding the foregoing, Wyeth or any restricted subsidiary may enter into any Sale and Lease-Back Transaction (which would otherwise be subject to the foregoing restrictions) as long as the Attributable Debt resulting from such Sale and Lease-Back Transaction, together with all other Exempted Debt of Wyeth and its restricted subsidiaries, does not at the time exceed 10% of our consolidated net tangible assets. (Section 3.7)

The term "Principal Property" means our principal office building and each manufacturing plant or research facility located within the territorial limits of the States of the United States of America or The Commonwealth of Puerto Rico (but not within any other territorial possession) of Wyeth or a Subsidiary except such as the Board of Directors by resolution reasonably determines (taking into account, among other things, the importance of such property to our business, financial condition and earnings of our consolidated Subsidiaries taken as a whole) not to be a Principal Property. (Section 1.1)

The term "Subsidiary" means any corporation (other than Genetics Institute, Inc.) the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation are at the time owned or controlled by us or by one or more Subsidiaries or by us and one or more Subsidiaries, other than a Subsidiary which is engaged primarily in financing receivables, making loans, extending credit, providing financing from foreign sources or other activities of a character conducted by a finance company. The term "restricted subsidiary" means any Subsidiary which owns a Principal Property. (Section 1.1)

Consolidation, Merger and Sale of Assets. We may not consolidate with, merge into, or sell or convey our property and assets substantially as an entirety to another entity unless the successor entity assumes all our obligations under the indenture and the debt securities and after giving effect thereto, no default or event of default have occurred and are continuing and such successor entity is incorporated under the laws of the United States or any State. Thereafter, except in the case of a conveyance by way of lease, all such obligations of Wyeth will terminate. (Section 9.1) The indenture further provides with respect to each series of debt securities that, unless the terms of such series of debt securities provide otherwise, we will not, and will not permit any restricted subsidiary to, merge or consolidate with another corporation, or sell all or substantially all of our assets to another corporation for a consideration other than the fair value thereof in cash, if such other corporation has outstanding obligations secured by a mortgage which, after such transaction, would extend to any Principal Property owned by us or such restricted subsidiary prior to such transaction, unless Wyeth or such restricted subsidiary have effectively provided that the debt securities of such series will be secured by a mortgage which, upon completion of the aforesaid transaction, will rank prior to such mortgage of such other corporation on any Principal Property. (Section 3.6)

The provisions of the indenture do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving Wyeth that may adversely affect holders of the debt securities.

EVENTS OF DEFAULT

An event of default with respect to debt securities of any series is defined under the indenture as being: (a) default in payment of any principal of the debt securities of such series, either at maturity, upon any redemption, by declaration or otherwise; (b) default for 30 days in payment of any interest on any debt securities of such series; (c) default for 90 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or the indenture; (d) certain events of bankruptcy, insolvency or reorganization; or (e) any other event of default provided for in the debt securities of such series or in the supplemental indenture creating such debt securities. (Section 5.1)

The indenture provides that (i) if an event of default described in the foregoing clauses (a), (b), (c) or (e) (if the event of default under clause (c) or (e) is with respect to less than all series of debt securities then outstanding) has occurred and is continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of all affected series (treated as one class) then outstanding may then declare the principal of all debt securities of all such affected series and interest accrued thereon to be due and payable immediately; and (ii) if an event of default described in the foregoing clauses (d), (c) or (e) (if the event of default under clause (c) or (e) is with respect to all series of debt securities then outstanding) has occurred and is continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities then outstanding (treated as one class) may declare the principal of all debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

Subject to certain limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. (Section 5.9)

The indenture provides that no holder of debt securities may institute any action under the indenture (except actions for payment of overdue principal or interest) unless such holder previously has given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) then outstanding have requested the Trustee to institute such action and shall have offered the trustee reasonable indemnity, the Trustee has not instituted such action within 60 days of such request and the trustee has not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class). (Section 5.6)

The indenture contains a covenant that Wyeth will file annually with the trustee a certificate of no default or a certificate specifying any default that exists. (Section 3.5)

DEFEASANCE

The indenture provides that, with respect to each series of debt securities, unless the terms of such series of debt securities provide otherwise, we will be discharged from our obligations under the debt securities of such series if we irrevocably deposit with the trustee in trust (i) cash, or (ii) in the case of any series of debt securities the payments on which may only be made in Dollars (as defined), U.S. Government Obligations (as defined), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) any combination thereof, sufficient, in the opinion of a nationally recognized firm of independent accountants to pay when due the principal and interest on all debt securities of such series and any mandatory sinking fund payments provided that certain other conditions are met. These conditions include the delivery to the trustee of an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. Upon such discharge, the provisions of the indenture with respect to the debt securities of such series will no longer be in effect except for certain rights, including registration of transfer and exchange of debt securities of such series and substitution of mutilated, defaced, destroyed, lost or stolen debt securities. (Section 10.1)

We will be released from our obligations with respect to the covenants relating to the limitation on liens and sale and lease-back transactions and the restriction on consolidations, mergers and sale of assets with respect to the debt securities on and after the date the conditions set forth below are satisfied ("covenant defeasance"). Covenant defeasance means that, with respect to the outstanding debt securities of any series, we may omit to comply with and will have no liability in respect of any term, condition or limitation with respect to such provisions of the indenture and such omission to comply will not constitute an event of default, but the other terms of the indenture and such debt securities will be unaffected thereby. The following are the conditions to covenant defeasance: (a) Wyeth has irrevocably deposited or caused to be deposited with the trustee in trust (i) cash, or (ii) in the case of any series of debt securities the payments on which may only be made in Dollars, U.S. Government Obligations maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (iii) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay when due (A) the principal and interest on all debt securities of such series and (B) any mandatory sinking fund payments;
(b) no event or default or event which with notice or lapse of time or both would become an event of default with respect to the debt securities has occurred and is continuing on the date of such deposit; and (c) certain other customary conditions. (Section 10.1)

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MODIFICATION OF THE INDENTURE

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities, (b) evidence the assumption by a successor corporation of our obligations, (c) add covenants for the protection of the holders of debt securities, (d) cure any ambiguity or correct any inconsistency in the indenture, (e) establish the forms or terms of debt securities of any series and
(f) evidence the acceptance of appointment by a successor trustee. (Section 8.1)

The indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that Wyeth and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the final maturity of the principal of any debt security or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or alter certain provisions of the indenture relating to debt securities not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any debt security when due, (b) reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such modification or (c) modify any of the foregoing provisions except to increase the aforesaid percentage or to provide that other provisions of the indenture may not be amended or waived without the consent of the holder of each outstanding debt security affected thereby. (Section 8.2)

THE TRUSTEE

The trustee, The JPMorgan Chase Bank, is the administrative agent and a lending bank under our credit facilities. In addition, one or more affiliates of the trustee have performed and may continue to perform various commercial banking, investment banking and financial advisory services for us.

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                              PLAN OF DISTRIBUTION

We may sell the debt securities being offered hereby in four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

Offers to purchase debt securities may be solicited by agents designated by us from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended, involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and we will enter into a distribution agreement with such agents. Agents may be entitled under agreements which may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If any underwriters are utilized in the sale, we will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the debt securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If a dealer is utilized in the sale of the debt securities in respect of which this prospectus is delivered, we will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the prospectus supplement, we will authorize agents, underwriters and/or dealers to solicit offers by certain purchasers to purchase offered debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

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                                 LEGAL MATTERS

Certain legal matters with respect to the offering of the debt securities will be passed upon for us by Simpson Thacher & Bartlett, New York, New York and by Louis L. Hoynes, Jr., Executive Vice President and General Counsel of Wyeth and for the underwriters by Davis Polk & Wardwell, New York, New York. As of December 31, 2002, Mr. Hoynes beneficially owned 86,110 shares of our common stock and had options to acquire an aggregate of 395,999 shares of our common stock.

                                    EXPERTS

The consolidated financial statements of Wyeth at December 31, 2001 and for the year ended December 31, 2001 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Wyeth at December 31, 2000 and for each of the two years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, our previous independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

Arthur Andersen LLP completed its audit of our consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and issued its report with respect to such consolidated financial statements on January 24, 2002. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice for activities relating to its previous work for Enron Corp., and Arthur Andersen LLP ceased to audit publicly held companies in August 2002. Investors in the notes may not be able to effectively recover against Arthur Andersen LLP for any claims they may have under securities or other laws as a result of Arthur Andersen LLP's previous role as our independent public accountants and as author of the audit report for the audited financial statements at December 31, 2000 and for each of the two years in the period ended December 31, 2000, incorporated by reference in this prospectus.

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                                  (WYETH Logo)